Exhibit 99.1

WHO WE ARE

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the screenprint market in the U.S. and Canada. It is also establishing a growing presence in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece in large quantities as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. The Company's products are also utilized for work uniforms and other end-uses to convey individual, group and team identity. The Company is also a leading supplier of private label and Gildan branded socks primarily sold to mass-market retailers. In addition, Gildan has an objective to become a significant supplier of underwear and undecorated activewear products to mass-market retailers in North America.

2010 Annual Report GILDAN 1

ROBERT M. BAYLIS
CHAIRMAN

Your Board of Directors was pleased with the significantly improved financial results achieved by Glenn Chamandy and his management team as we emerged from the economic downturn in fiscal 2009. Management was successful in further increasing Gildan's market share in the U.S. wholesale distributor market which allowed us to benefit more fully from the recovery in overall industry demand. In addition, Gildan continued to progress with its initiatives to penetrate international and other screenprint markets and become a major supply chain partner to mass-market retailers.

Even though we are continuing with a major capital investment program for capacity expansions and cost reduction initiatives, our strong balance-sheet and cash flow generation have positioned the Company to introduce a dividend for the first time, and provide a dividend yield to shareholders to further enhance the returns which we expect from our continuing growth strategy. The introduction of this dividend demonstrates the confidence of your Board in management's strategy for the future.

Our strong financial performance was complemented by our continuing development as a leader in corporate governance and corporate citizenship. Our growing reputation for corporate citizenship continues to be recognized by reputable organizations worldwide. In 2010, Gildan was recognized as one of Canada's top 50 Best Corporate Citizens for the second successive year by Jantzi-Sustainalytics / Maclean's magazine.

2 GILDAN 2010 Annual Report

"OUR GROWING REPUTATION FOR CORPORATE CITIZENSHIP CONTINUES TO BE RECOGNIZED."

In November 2010, Gildan achieved special recognition, along with a limited number of leading apparel brands and retailers, in a survey of global supply chain compliance programs by the corporate responsibility group, As You Sow. Gildan was also recognized in the top quartile in the Global 1000 Sustainable Performance Leaders 2009 ranking launched on September 15, 2010. The ranking was produced by CRD Analytics, in partnership with Justmeans, using the Smartview® methodology which evaluates publicly-traded companies based on a total of approximately 200 individual performance metrics composed of financial, environmental, social and governance data. You will find more details on our corporate citizenship commitments in the 2010 Interim Corporate Citizenship Report included with this Annual Report.

Finally, I am pleased to announce the appointment of Russell Goodman as a new independent member of our Board of Directors. Russell has had a highly successful career over the past 30 years with one of the "Big 4" global public accounting firms, where his focus has been on building the firm's Canadian advisory practice. Russell will be a valuable addition to our Board. We are focusing on succession planning at the Board level, as unfortunately Dick Strubel and I, who have been directors for almost all of Gildan's life as a public company, will be reaching retirement age over the next couple of years. I will remind you that all of Gildan's Board members are independent of management, other than Glenn who is not only the Chief Executive Officer but also the founding entrepreneur and one of the Company's largest shareholders. We are all proud to be associated with the Company's success and with its great management team.

Signed: Robert M. Baylis

2010 Annual Report GILDAN 3

STRATEGIC OBJECTIVE

MAXIMIZE SCREENPRINT MARKET PENETRATION –

U.S. DISTRIBUTOR CHANNEL

2010 ACHIEVEMENTS

- → WE SOLD APPROXIMATELY 600 MILLION SHIRTS WITH THE GILDAN LABEL
- → OUR LEADING MARKET SHARE INCREASED TO 64.1% IN THE U.S. SCREENPRINT DISTRIBUTOR CHANNEL
- → DISTRIBUTOR UNIT SALES GROWTH FOR GILDAN BRAND OF 16.7% VERSUS OVERALL INDUSTRY GROWTH OF 2.7%

OPPORTUNITIES

- → LEVERAGE HIGHER MARKET SHARE TO CAPITALIZE ON MARKET RECOVERY
- → LEVERAGE DISTRIBUTION CHANNEL BY INTRODUCING NEW PRODUCT-LINE EXTENSIONS

10 GILDAN 2010 Annual Report

STRATEGIC OBJECTIVE

MAXIMIZE SCREENPRINT MARKET PENETRATION – INTERNATIONAL AND OTHER SCREENPRINT MARKETS

2010 ACHIEVEMENTS

→ SALES IN OUR INTERNATIONAL MARKETS INCREASED BY OVER 60%

OPPORTUNITIES

→ CONTINUE TO EXPAND OUR PRESENCE SIGNIFICANTLY IN INTERNATIONAL AND OTHER SCREENPRINT MARKETS

→ INTERNATIONAL GROWTH OPPORTUNITIES INCLUDE EUROPE, MEXICO, CHINA, JAPAN, CENTRAL AMERICA AND SOUTH AMERICA

12 GILDAN 2010 Annual Report

STRATEGIC OBJECTIVE

ACHIEVE FURTHER MANUFACTURING COST REDUCTION INITIATIVES

2010 ACHIEVEMENTS

- → BEGAN RAMP-UP OF SECOND SOCK MANUFACTURING FACILITY IN HONDURAS
- → INCREASED SEWING CAPACITY TO SUPPORT FURTHER TEXTILE CAPACITY EXPANSION
- → SUCCESSFULLY BEGAN OPERATION OF BIOMASS FACILITY IN CARIBBEAN BASIN

OPPORTUNITIES

- → COMPLETE INTEGRATION OF SOCK MANUFACTURING IN HONDURAS
- → BEGIN NEXT MAJOR TEXTILE CAPACITY EXPANSION WITH CONSTRUCTION OF RIO NANCE V
- → ROLL OUT BIOMASS FACILITIES TO TEXTILE FACILITIES IN HONDURAS
- → INVEST IN NEW LOW-COST YARN-SPINNING TECHNOLOGY
- → EXPAND SEWING CAPACITY AND ACHIEVE FURTHER EFFICIENCIES IN SEWING OPERATIONS

16 GILDAN 2010 Annual Report

"Our investments over the past 10 years in our manufacturing facilities and in building our management teams in Central America and the Caribbean Basin position us uniquely to service the needs of our large continuous replenishment customers, in both the screenprint and retail channels."

BENITO MASI
Executive Vice-President,
Manufacturing

ASIAN
MANUFACTURING HUB
CARIBBEAN BASIN
MANUFACTURING HUB
CENTRAL AMERICAN
MANUFACTURING HUB

OUR MARKETS:

AUSTRALIA
AUSTRIA
BELGIUM
BRAZIL
CANADA
CHINA
CYPRUS
CZECH REPUBLIC
DENMARK
DOMINICAN REPUBLIC
FINLAND
FRANCE
GERMANY
GREECE
GUADELOUPE
HOLLAND
HONG KONG
HUNGARY
ICELAND
IRELAND
ITALY
JAPAN
MEXICO
NEW ZEALAND
NORWAY
POLAND
PORTUGAL
PUERTO RICO
SPAIN
SURINAME
TAIWAN
SWEDEN
UNITED KINGDOM
USA

2010 Annual Report GILDAN 17

STRATEGIC OBJECTIVE
ACHIEVE FURTHER
MANUFACTURING
COST REDUCTION
INITIATIVES –
BANGLADESH
2010 ACHIEVEMENTS
à	IN MARCH, WE ACQUIRED OUR FIRST VERTICALLY-INTEGRATED MANUFACTURING FACILITY IN BANGLADESH TO SUPPORT OUR SALES GROWTH IN EUROPE AND ASIA PACIFIC
OPPORTUNITIES
à	INTEGRATION OF GILDAN OPERATING PRACTICES AND DISCIPLINES

à	INCREMENTAL CAPACITY EXPANSION OF THE NEW FACILITY

à	OVER TIME, DEVELOPMENT OF A SIGNIFICANT MANUFACTURING PRESENCE IN BANGLADESH

à	EXPAND SOURCING OPERATIONS FOR COMPLEMENTARY PRODUCTS WHICH DO NOT FIT WITH GILDAN’S HIGH-VOLUME VERTICAL MANUFACTURING
2010 Annual Report   GILDAN     19

STRATEGIC OBJECTIVE
CASH FLOW
GENERATION AND
REDEPLOYMENT
2010 ACHIEVEMENTS
à	GENERATED FREE CASH FLOW OF $176 MILLION AFTER INTERNALLY FINANCING $130 MILLION OF CAPITAL EXPENDITURES

à	CASH AND CASH EQUIVALENTS AT YEAR-END OF $260 MILLION

à	INTRODUCED INITIAL DIVIDEND AND RE-INSTATED NCIB FOR FISCAL 2011
OPPORTUNITIES
à	SIGNIFICANT UNUSED FINANCING CAPACITY AND FLEXIBILITY TO PURSUE GROWTH STRATEGY

à	POTENTIAL COMPLEMENTARY ACQUISITIONS

à	POTENTIAL FOR INCREASED DIVIDEND PAY-OUTS
20   GILDAN     2010 Annual Report

2010 Annual Report   GILDAN     21

BOARD
OF DIRECTORS
Robert M. Baylis
Darien, Connecticut, United States
Chairman of the Board of Directors
Chairman of the Corporate
Governance Committee
Director since February 1999
William D. Anderson
Toronto, Ontario, Canada
Chairman of the Audit and
Finance Committee
Director since May 2006
Glenn J. Chamandy
Montreal, Quebec, Canada
President and Chief Executive Officer
Director since May 1984
Russell Goodman
Mont-Tremblant, Quebec, Canada
Director since December 2010
George Heller
Toronto, Ontario, Canada
Director since December 2009
Sheila O’Brien
Calgary, Alberta, Canada
Director since June 2005
Pierre Robitaille
Montreal, Quebec, Canada
Director since February 2003
James R. Scarborough
Wolfeboro, New Hampshire, United States
Director since December 2009
Richard P. Strubel
Chicago, Illinois, United States
Chairman of the Compensation
and Human Resources Committee
Director since February 1999
Gonzalo F. Valdes-Fauli
Key Biscayne, Florida, United States
Director since October 2004
EXECUTIVE
MANAGEMENT TEAM
Glenn J. Chamandy
President and Chief Executive Officer
Laurence G. Sellyn
Executive Vice-President,
Chief Financial
and Administrative Officer
Michael R. Hoffman
President, Gildan Activewear SRL
Eric Lehman
President, Gildan Retail Sales
Benito Masi
Executive Vice-President,
Manufacturing
Rick Petersen
Executive Vice President,
Corporate Citizenship
Georges Sam Yu Sum
Executive Vice-President,
Manufacturing and Sourcing –
Asia

22   GILDAN     2010 Annual Report

FORWARD-LOOKING
STATEMENTS
Certain statements included in this Annual Report constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2010 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to: our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions; the intensity of competitive activity and our ability to compete effectively; adverse changes in general economic and financial conditions globally or in one or more of the markets we serve; our reliance on a small number of significant customers; the fact that our customers do not commit contractually to minimum quantity purchases; our ability to anticipate changes in consumer preferences and trends; our ability to manage production and inventory levels effectively in relation to changes in customer demand; fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres; our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials; the impact of climate, political, social and economic risks in the countries in which we operate; disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events; changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder; factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties; compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate; our significant reliance on computerized information systems for our business operations; changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations; negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors; our dependence on key management and our ability to attract and retain key personnel; changes to and failure to comply with consumer product safety laws and regulations; changes in accounting policies and estimates; and exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices. These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Report are expressly qualified by this cautionary statement.
2010 Annual Report     GILDAN          23

2010
REPORT TO
SHAREHOLDERS

December 6, 2010

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	8
SUMMARY OF QUARTERLY RESULTS	15
FINANCIAL CONDITION	17
CASH FLOWS	18
LIQUIDITY AND CAPITAL RESOURCES	19
LEGAL PROCEEDINGS	21
OUTLOOK	22
FINANCIAL RISK MANAGEMENT	22
CRITICAL ACCOUNTING ESTIMATES	27
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS	29
RELATED PARTY TRANSACTIONS	35
DISCLOSURE CONTROLS	35
INTERNAL CONTROL OVER FINANCIAL REPORTING	35
RISKS AND UNCERTAINTIES	36
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	42
FORWARD LOOKING STATEMENTS	44

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	46

AUDITED CONSOLIDATED FINANCIAL STATEMENTS	47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS	53

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the years ended October 3, 2010 and October 4, 2009, compared to the preceding years. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the 2010 audited Consolidated Financial Statements and the related notes. This MD&A is dated December 6, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.
All financial information contained in this MD&A and in the audited Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The audited Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.
Additional information about Gildan, including our 2010 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 44.
In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.
OUR BUSINESS
Our Products and Markets
We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
In the screenprint channel, we sell activewear products, namely T-shirts, fleece and sport shirts in undecorated “blank” form under the Gildan brand in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also providing undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and regional retailer channel, we sell a variety of styles of socks and men’s and boys’ underwear, in addition to our undecorated activewear products, under the Gildan brand and under various retailer exclusively licensed and private label brands.
All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic,
GILDAN 2010 REPORT TO SHAREHOLDERS P.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.
Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment combined with our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality as we control essentially all aspects of our manufacturing. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.
Our Facilities
Textile and Sock Manufacturing
To support our sales in the various markets, we have developed two main manufacturing hubs located in Central America and the Caribbean Basin where we have built our own modern manufacturing facilities which include textile manufacturing facilities for the production of activewear and underwear fabric and sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. Our Central American and Caribbean Basin manufacturing hubs service the North American and international markets in which we compete. As an initial step towards the establishment of a third manufacturing hub to support our growth in targeted markets in Asia and Europe, during fiscal 2010, we acquired a vertically-integrated manufacturing facility for the production of activewear in Bangladesh.
Central American manufacturing hub
Our largest manufacturing hub is based in Central America. Manufacturing operations include two vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facilities (Rio Nance 1 and Rio Nance 2) which produce activewear and underwear fabric located in Rio Nance, Honduras. We currently intend to begin the construction of a third textile facility (Rio Nance 5) for the production of activewear and underwear fabric at the same location. We operate sewing facilities in Honduras and Nicaragua which sew the textiles produced at Rio Nance 1 and Rio Nance 2. We have also constructed and operate two integrated sock manufacturing facilities in Rio Nance (Rio Nance 3 and 4). The construction of Rio Nance 4 was essentially completed during fiscal 2010 and the ramp-up of production began in April 2010. Rio Nance 4 is expected to further support future sales growth in the sock category and position us to continue to reduce our sock manufacturing costs. In addition to our integrated sock manufacturing operations located in our Central American hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama which were purchased as part of a sock manufacturing acquisition in fiscal 2008.
Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.
On January 12, 2010, Haiti was devastated by a massive earthquake which had a major impact on Gildan’s third-party contractor operations in Haiti which are used to sew the majority of the fabric produced
GILDAN 2010 REPORT TO SHAREHOLDERS P.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
at our Dominican Republic textile facility. While Gildan immediately established a program for humanitarian aid efforts, we also took steps to minimize the impact of the disruption of contractor production in Haiti, including the temporary addition of overtime sewing shifts at Gildan’s Central American sewing operations and the use of additional third-party contractors. Contractor operations in Haiti began to resume operations shortly after the earthquake and by the end of the second quarter of fiscal 2010, contractor operations had returned to production levels substantially similar to those prior to the impact of the earthquake. The impact on the Company’s operations included a temporary loss of production primarily during the second quarter, which subsequently resulted in lost sales opportunities as well as supply chain inefficiencies during the balance of the fiscal year. During the fourth quarter of fiscal 2010, the Company received insurance proceeds of $8.0 million, reflecting the maximum insurance recovery available under its insurance policy related to the earthquake in Haiti, which have been recorded as a reduction of cost of sales in the consolidated statement of earnings.
Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.
Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in St. Michael, Barbados. During fiscal 2010 we also began to consolidate all of our retail sales and marketing activities at a single location at our office in Charleston, South Carolina. These offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.
We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. The Company has begun an expansion and further automation of the Eden, North Carolina distribution centre to service demand in the U.S. screenprint channel and further reduce distribution costs.
All distribution activities related to servicing retail customers are now in the process of being consolidated at our distribution centre in Charleston, South Carolina which was acquired in the first quarter of fiscal 2010, resulting in the closure of our distribution centres located in Martinsville, Virginia and Fort Payne, Alabama.
Employees and Corporate Offices
As of the end of fiscal 2010 we employed more than 28,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.
Competitive Environment
The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments combined with our commitment to leading environmental and social responsibility practices are also increasingly becoming important factors for our customers.
Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European
GILDAN 2010 REPORT TO SHAREHOLDERS P.4

MANAGEMENT’S DISCUSSION AND ANALYSIS
divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.
Economic Environment
During fiscal 2009, the severe downturn in the economic environment negatively impacted demand for our products and also resulted in inventory destocking in the U.S. and other international screenprint markets. Unit shipments from U.S. wholesale distributors to U.S. screenprinters in fiscal 2009 were down approximately 14.7% based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. Similarly, weaker demand and customer inventory reductions also occurred in the mass market retail channel.
Starting in the second quarter of fiscal 2010, we began to experience a recovery in demand in our target screenprint markets. The second fiscal quarter marked the first quarter of growth in unit shipments from U.S. wholesale distributors to U.S. screenprinters, following eight consecutive quarters of overall industry demand declines. Unit shipments from U.S. wholesale distributors to U.S. screenprinters were up 2.7% during fiscal 2010 and 5.8% for the last nine months of fiscal 2010. Gildan continued to gain share in the screenprint channel throughout fiscal 2010. As a result, unit shipments of Gildan products from U.S. distributors to U.S. screenprinters increased 16.7% compared to fiscal 2009, significantly outpacing overall industry growth of 2.7% for the fiscal year.
During fiscal 2010, the apparel marketplace has been facing the challenges of global yarn shortages and limited freight capacities as a result of the recessionary conditions over the past two years, further compounded by volatility in cotton prices. Towards the latter part of fiscal 2010, we began to see dramatic appreciation in cotton prices which continued to increase early in fiscal 2011. Reports of a tightening global supply of cotton, adverse weather-related impacts on cotton producing countries, export restrictions, a weaker U.S. dollar, and the rise in speculative trading in the cotton market are some of the factors contributing to the significant surge in cotton prices to record levels. Consequently, apparel suppliers have begun to initiate selling price increases in response to rising cotton and other input costs. Although Gildan is implementing cost-reduction initiatives and selling price increases in the markets in which it competes, continued uncertainty about cotton prices and the effect of selling price increases on consumer demand are potential risks to the current outlook for our business. We refer the reader to the “Risks and Uncertainties” section of this MD&A.
STRATEGY AND OBJECTIVES
Our growth strategy comprises the following initiatives:
1.	Maximize screenprint market penetration and opportunities

While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American and international screenprint markets.

U.S. Screenprint Distributor Market

During fiscal 2010, our overall total market share in this channel increased to 64.1% for the nine months ended September 30, 2010 compared to 56.6% for the same period last year. We intend to continue to pursue further penetration in the U.S. distributor screenprint channel in all of the product categories that we serve, through our continued focus on delivering consistent high quality products, reliable customer service and competitive pricing. In addition, the introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate. Although the global economic downturn which began in the latter part of 2008 and
GILDAN 2010 REPORT TO SHAREHOLDERS P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS
continued throughout 2009 negatively impacted demand in the U.S. distributor market, Gildan continued to increase its leading share position during that period. Consequently, the commencement of a recovery in demand in the distributor channel during fiscal 2010, combined with our continued market share penetration, translated into strong sales growth for Gildan. We expect to leverage our increase in market share in the U.S. distributor channel as the U.S. screenprint market continues to recover to levels prior to the economic downturn.
International and Other Screenprint Markets
We believe we can continue to expand our presence in international and other screenprint markets. As the Company adds more production capacity, we intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia/Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers which sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including allocating capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T- shirts in Bangladesh during fiscal 2010, combined with the development over time of a vertically- integrated manufacturing hub is intended to support our strategy to grow our international business in Asia and Europe. During fiscal 2010, our unit sales to international and other screenprint markets increased 58.5% compared to fiscal 2009.
2.	Leverage our successful business model to further penetrate the mass-market retail channel
We are leveraging our existing core competencies, including our large scale capital-intensive manufacturing, successful business model and competitive strengths into the U.S. mass-market retail channel. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a leading supplier of basic family socks in the U.S. mass-market retail channel, we intend to continue to build and leverage our market share position in socks to establish an increased presence in the mass-market retail channel with our activewear and underwear product lines. Our marketing strategy comprises a three-pronged branding approach. First, within the mass-market retail channel, we are positioning ourselves as a strategic supplier of selective national retailers’ exclusive brand licenses or private label brands for socks, activewear and underwear to large retailers seeking to consolidate their supply chain with fewer, larger manufacturers. Secondly, we are pursuing the steady development of a Gildan brand strategy selling products with the Gildan label to retailers using supplier brands to differentiate their product offering. Thirdly, we will also evaluate alternatives to acquire or license selective brands for additional channels of distribution.
Although sock sales in fiscal 2010 were down year-over-year largely as a result of the discontinuance of unprofitable sock programs and the elimination of certain programs that did not fit with our business model, during fiscal 2010 we secured additional shelf-space for existing sock programs and significant participation in Back-to-School programs at major mass-market retailers. We shipped our first major men’s underwear program for Walmart under the Starter brand and a new underwear program for another mass-market retailer announced at the end of fiscal 2009. During fiscal 2010, we obtained new retail programs in activewear, including the family fleece program at a major national discount retailer and were awarded new activewear programs for three other retailers. In addition, we secured new activewear programs for the retail channel for fiscal 2011. During fiscal 2010, we continued to expand our regional retailer customer base as well as Gildan branded product programs with retail chains.
GILDAN 2010 REPORT TO SHAREHOLDERS P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS
3.	Continue to generate manufacturing and distribution cost reductions
We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost-reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We are also planning to achieve further efficiencies in operating our distribution activities from the consolidation of our retail distribution centres to a single location in Charleston, South Carolina and further expansion and automation of our wholesale distribution centre in Eden, North Carolina.
During fiscal 2010, we continued to consolidate our manufacturing operations in our manufacturing hub in Central America as we transferred the remaining wet processing sock operations and a portion of our knitting capacity in the U.S. to our Honduran sock manufacturing facilities. In April 2010, we began the ramp-up of production at our second sock manufacturing facility, Rio Nance 4, in Honduras. We also completed the construction of a biomass steam generation system in the Dominican Republic, which is expected to result in a reduction of our fossil fuel consumption and related costs associated with the textile production in the Dominican Republic. In addition, during the year we initiated similar biomass steam generation projects for our sock manufacturing in Honduras. The biomass facility for Rio Nance 3 became operational at the end of fiscal 2010 and the second biomass facility for Rio Nance 4 became operational during the first quarter of fiscal 2011. We are also planning to implement similar systems for our textile manufacturing facilities in Honduras.
4.	Re-invest and/or redistribute cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.
On December 2, 2010, the Company announced the introduction of its first quarterly cash dividend. In addition, the Company also announced that it is reinstating a normal course issuer bid to repurchase outstanding Common Shares of the Company in the open market. The Company believes that its balance sheet and free cash flow generation provide it with significant financing capacity and flexibility to be able to continue to pursue its growth strategy, at the same time as introducing a dividend to provide yield and further enhance total returns to its shareholders.
We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of this MD&A.
GILDAN 2010 REPORT TO SHAREHOLDERS P.7

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING RESULTS
OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 3, 2010, COMPARED TO THE YEAR ENDED OCTOBER 4, 2009
Non-GAAP Measures
We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.
We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.
Business Acquisition
Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited (“Shahriyar”), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.9 million. The purpose of the acquisition was to begin the development over time of a vertically-integrated manufacturing hub in Asia, to position the Company to pursue geographic markets in Asia and Europe.
The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair value and taking into account all relevant information available at that time.
Please refer to Note 2 to the 2010 audited Consolidated Financial Statements for a summary of the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.
GILDAN 2010 REPORT TO SHAREHOLDERS P.8

MANAGEMENT’S DISCUSSION AND ANALYSIS
Selected Annual Information

(in $ millions, except per share amounts)	2010	2009	2008

Net Sales	1,311.5	1,038.3	1,249.7
Cost of sales	947.2	808.0	911.2

Gross profit	364.3	230.3	338.5
Selling, general and administrative expenses	154.7	134.8	142.8
Restructuring and other charges	8.7	6.2	5.5

Operating income	200.9	89.3	190.2
Financial expense (income), net	0.8	(0.3)	9.2
Non-controlling interest in consolidated joint venture	3.8	0.1	0.2

Earnings before income taxes	196.3	89.5	180.8
Income taxes	(1.9)	(5.8)	34.4

Net earnings	198.2	95.3	146.4

Basic EPS	1.64	0.79	1.21
Diluted EPS	1.63	0.79	1.20

Total assets	1,321.2	1,074.5	1,085.7
Total long-term financial liabilities(1)	—	4.4	53.0

Certain minor rounding variances exist between the financial statements and this summary.

(1)	Includes current portion of long-term debt.
Net Sales
Net sales in fiscal 2010 totaled $1,311.5 million, up 26.3%, from $1,038.3 million in fiscal 2009. Sales of activewear and underwear in fiscal 2010 were $1,085.0 million, up 36.4% from $795.5 million last year, and sales of socks were $226.5 million, down 6.7% from $242.8 million in fiscal 2009. Net sales for fiscal 2010 were slightly above the outlook provided by the Company on August 12, 2010 due to higher than anticipated unit sales volumes of activewear and underwear, partially offset by lower than expected sales of socks.
The increase in activewear and underwear sales in fiscal 2010 compared to fiscal 2009 was primarily due to a 31.2% increase in unit sales volumes, more favourable activewear product-mix as a result of a higher proportion of sales of higher-valued fleece and long-sleeve T-shirts and an increase in net selling prices due to reduced promotional activity. The unit volume increase in sales of activewear was mainly attributable to our continued market share penetration in all product categories in the U.S. distributor channel and a 5.8% increase in overall industry unit shipments from U.S. distributors to U.S screenprinters in the last nine months ended September 30, 2010, combined with strong growth in international and other screenprint markets, and increased shipments of underwear and activewear to retail customers. During fiscal 2010, the Company was constrained from fully capitalizing on stronger than anticipated demand for its activewear products in the second half of the year due in part to the impact of the Haiti earthquake which had resulted in lost production.
GILDAN 2010 REPORT TO SHAREHOLDERS P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the nine months ended September 30, 2010:

	Nine months ended		Nine months ended
	September 30,		September 30,
	2010		2010	2009
	Unit Growth		Market Share
	Gildan	Industry	Gildan

All products	19.7%	5.8%	64.1%	56.6%
T-shirts	20.0%	6.1%	64.7%	57.3%
Fleece	13.6%	2.5%	61.6%	55.6%
Sport shirts	22.1%	1.6%	48.8%	40.6%

During the nine months ended September 30, 2010, Gildan achieved market share gains in all of its product categories and increased its overall market share in the U.S. screenprint channel to 64.1%, up 7.5 percentage points compared to the same period last year. The improvement in our overall market share in this channel reflected increases of 7.4 percentage points in our share of the T-shirt category, a 6.0 percentage point gain in the fleece category and an increase of 8.2 percentage points in the sport shirts product category. While unit shipments from U.S. distributors to U.S. screenprinters for the nine months ended September 30, 2010 were up 5.8% compared to the same period last year, our continued market share penetration resulted in a 19.7% increase in unit shipments of Gildan products from U.S. distributors to U.S. screenprinters, which significantly outpaced overall market demand.
We also saw a recovery in demand and significantly increased market penetration by Gildan in the Canadian and international markets which contributed to our sales increase in activewear for the year. Canadian sales totaled $54.2 million in fiscal 2010, up 54.4% compared to sales of $35.1 million in fiscal 2009 due to the turnaround in demand and the higher value of the Canadian dollar compared to fiscal 2009. Net sales of $102.5 million from our international markets increased 61.4% in fiscal 2010 compared to last year. The increase in sales was due to strong unit volume growth in essentially all international markets that we serve.
The decrease in sales of socks for fiscal 2010 was mainly attributable to lower unit sales volumes and a decline in average net selling prices compared to last year largely due to a shift towards a more basic product-mix. The unit volume decline was primarily due to the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs under licensed brands, as well as servicing issues resulting from the ramp-up of our new retail distribution centre and the ramp-up of production at the new sock manufacturing facility in Honduras.
Gross Profit
Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, transportation costs incurred until the receipt of finished goods at our distribution facilities and outbound freight to customers. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfer of inventories, inventory write-downs, and customs and duties. Our reporting of gross margins may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense and the cost of shipping goods to customers from cost of sales.
Gross profit for fiscal 2010 was $364.3 million, or 27.8% of net sales, slightly above the Company’s outlook of approximately 27.5% provided on August 12, 2010, and higher than gross profit of $230.3 million, or 22.2% of net sales during fiscal 2009. The increase in gross margins in fiscal 2010 compared to last year was primarily due to lower promotional discounting in the U.S. distributor channel, more favourable activewear product-
GILDAN 2010 REPORT TO SHAREHOLDERS P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS
mix and increased manufacturing efficiencies, partially offset by inefficiencies related to the initial ramp-up of new retail underwear and activewear programs. Gross profit for fiscal 2010 also included the benefit of a $6 million cotton subsidy in our yarn-spinning joint venture, CanAm, which was recognized as a reduction of cost of sales in the fourth quarter of fiscal 2010. The net after-tax benefit for the Company of the recognition of the subsidy, after reflecting Frontier’s 50% interest that is included in non-controlling interest in our consolidated statement of earnings, was approximately $1.9 million.
As discussed in the section entitled “Economic Environment”, toward the latter part of fiscal 2010, we began to see a dramatic appreciation in cotton prices which continued to increase early in fiscal 2011. Consequently, apparel suppliers, including Gildan, are implementing successive selling price increases in response to projected higher cotton costs for fiscal 2011.
Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include amortization of customer-related intangible assets and bad debt expense.
Selling, general and administrative (SG&A) expenses were $154.7 million in fiscal 2010, compared to $134.8 million in fiscal 2009. SG&A expenses as a percent of net sales for fiscal 2010 decreased to 11.8% compared to 13.0% of net sales in fiscal 2009 and was more in line with the level of 11.4% achieved in fiscal 2008. The increase in SG&A expenses was primarily due to an increase in volume-driven distribution expenses, increased administrative and distribution infrastructure to support the development of the Company’s retail initiatives, higher variable compensation expense and the impact of the higher-valued Canadian dollar on corporate administrative expenses. The increase in SG&A was partially offset by lower bad debt expense, as well as lower legal and professional fees.

Restructuring and Other Charges
(in $ millions)	2010	2009	2008

Loss (gain) on disposal of assets held for sale	0.1	(0.6)	(0.5)
Accelerated depreciation	2.5	—	—
Asset impairment loss and write-down of assets held for sale	1.8	1.6	2.7
Employee termination and other benefits	0.7	2.2	0.4
Other exit costs	3.7	3.1	3.5
Adjustment for employment contract	(0.1)	(0.1)	(0.6)

	8.7	6.2	5.5

Certain minor rounding variances exist between the financial statements and this summary.
During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina. These plans have resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facility in Fort Payne, Alabama. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For fiscal 2010, restructuring and other charges totalled $8.7 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.5 million of accelerated depreciation, an asset impairment loss of $1.8 million, and $0.7 million of employee termination costs. The Company also incurred other exit costs of $3.7 million for fiscal 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs.
GILDAN 2010 REPORT TO SHAREHOLDERS P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS
For fiscal 2009, restructuring and other charges totalled $6.2 million which included $3.7 million for the closure of the Company’s U.S. sock finishing operations, and $3.1 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs, net of a gain of $0.6 million relating to assets held for sale.
Restructuring charges of $5.5 million in fiscal 2008 included $2.1 million relating to the consolidation of the Company’s Haiti sewing operation, and $4.5 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, partially offset by a gain on disposal of assets held for sale of $0.5 million. The Company also had a recovery of $0.6 million from the obligations accrued for an employment contract with a former executive of the Company.
The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
Financial Expense / Income, net
Net financial expense/income includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial expense amounted to $0.8 million in fiscal 2010, compared to net financial income of $0.3 million in fiscal 2009. The increase of $1.1 million in net financial expense in fiscal 2010 resulted primarily from a decrease in foreign exchange gains of $2.1 million, and an increase in bank charges of $0.4 million, partially offset by a decrease in interest expense of $1.4 million. The decrease in interest expense was due to lower borrowings during fiscal 2010 compared to last year.
Non-Controling Interest in Consolidated Joint Venture
Non-controlling interest in consolidated joint venture increased $3.8 million in fiscal 2010 primarily due to the recognition of the 50% non-controlling interest of a cotton subsidy received by our yarn-spinning joint venture, CanAm, totaling $6 million as described under the heading “Gross Profit” in the “Operating Results” section of this MD&A.
Income Taxes
The income tax recovery for fiscal 2010 was $1.9 million, compared to an income tax recovery of $5.8 million for fiscal 2009. The total income tax recovery for fiscal 2010 included recoveries of $3.3 million related to the impact of restructuring and other charges. The income tax recovery for fiscal 2009 included recoveries of $6.1 million relating to the recognition of previously unrecorded tax positions of prior years and $1.8 million related to the impact of restructuring and other charges. Excluding the impact of restructuring and other charges in both years and the impact in 2009 of the income tax recovery related to prior years, the effective income tax rate for fiscal 2010 was approximately 1%, compared to an effective income tax rate of 2.2% for fiscal 2009. The year over year decline in the effective income tax rate was mainly due to a higher proportion of profits earned in lower tax jurisdictions combined with the tax recovery in fiscal 2010 related to the benefit of tax losses incurred in higher tax jurisdictions.
Net Earnings
Net earnings for fiscal 2010 of $198.2 million, or $1.63 per share on a diluted basis, were up 108.0% and 106.3%, respectively compared with net earnings of $95.3 million, or $0.79 per share on a diluted basis in fiscal 2009. Net earnings included after-tax restructuring and other charges of $5.4 million in fiscal 2010 and $4.4 million in fiscal 2009. Excluding the impact of restructuring and other charges, adjusted net earnings and adjusted diluted EPS for fiscal 2010 totaled $203.6 million and $1.67 per share compared with adjusted net earnings of $99.7 million, or $0.82 per share for the prior year. The increase in adjusted net earnings and EPS was due to strong sales growth and significantly higher gross margins, partially offset by higher SG&A expenses.
GILDAN 2010 REPORT TO SHAREHOLDERS P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS
OPERATING RESULTS FOR THE YEAR ENDED OCTOBER 4, 2009 COMPARED TO THE YEAR ENDED OCTOBER 5, 2008
Net Sales
Net sales in fiscal 2009 totaled $1,038.3 million, down 16.9%, from $1,249.7 million in fiscal 2008. Sales of activewear and underwear in fiscal 2009 were $795.5 million, down 16.9% from $957.1 million last year, and sales of socks were $242.8 million, down 17.0% from $292.7 million in fiscal 2008.
The activewear and underwear sales decline in fiscal 2009 of 16.9% was mainly due to a 9.3% decline in unit sales volumes, unfavourable activewear product-mix as a result of a lower proportion of sales of higher-valued fleece and long-sleeve T-shirts, a 2.9% decrease in net selling prices due to increased promotional activity, and the negative impact of the stronger U.S. dollar on Canadian and international sales for activewear.
Demand in the U.S. wholesale distributor channel in fiscal 2009 was negatively impacted by the global economic downturn as overall industry shipments from U.S. distributors to screenprinters declined by 15.4% for the nine months ended September 30, 2009. Gildan’s market share gains partially mitigated the market decline as unit shipments for Gildan products sold by U.S. distributors to U.S. screenprinters declined by 7.2% during the nine months ended September 30, 2009. The unit volume decline in activewear was mainly attributable to the decline in overall industry unit shipments and the significant impact of inventory reductions during the year by U.S. wholesale distributors, particularly in the first half of fiscal 2009. These negative factors more than offset the benefit of Gildan’s increased market share penetration in the U.S. screenprint channel and increased shipments to imprinted private label customers and international markets.
Net sales in Canada and our international markets in fiscal 2009 declined 37.7% and 5.8%, respectively compared to fiscal 2008. Demand in both the Canadian and the international screenprint markets in which we compete was negatively impacted by similar global economic and market conditions as in the U.S. screenprint channel. The decrease in sales from Canada was due to a 16.2% decline in unit volumes combined with inventory reductions by distributors and the negative impact of the decline in the Canadian dollar on sales. The decrease in international sales for the year reflected the negative impact of the decline in the value of local currencies compared to the U.S. dollar and lower unit volume sales in Eastern Europe, partially offset by unit volume gains in Western Europe, the U.K. and Mexico. Although sales in Mexico represent a small portion of our total international business, unit sales volumes more than doubled compared to fiscal 2008, reflecting the benefit from the improved sales and distribution infrastructure that has been implemented.
The decrease in sales of socks for fiscal 2009 was mainly attributable to lower unit volumes primarily due to the elimination of unprofitable sock product-lines and a reduction in inventories carried by retailers, partially offset by the performance of continuing programs. New mass-retailer private label sock brands, which were introduced during fiscal 2009 performed strongly and gained market share.
Gross Profit
Gross profit for fiscal 2009 was $230.3 million, or 22.2% of net sales, compared to $338.5 million, or 27.1% of net sales during fiscal 2008. The decline in gross margins in fiscal 2009 was mainly attributable to lower net selling prices for activewear due to increased promotional discounting, the significant impact of higher cotton costs, the negative effect of currency fluctuations and a more unfavourable activewear product-mix. Also contributing to the decline were the impacts of production downtime taken during fiscal 2009 in order to align our inventory requirements with demand, inefficiencies related to the transition in sock private label brands for Gildan’s largest retail customer, and higher depreciation expense. These negative factors were partially offset by lower manufacturing and energy costs and the non-recurrence of manufacturing inefficiencies in fiscal 2008 related to production constraints.
GILDAN 2010 REPORT TO SHAREHOLDERS P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses were $134.8 million, or 13.0% of net sales in fiscal 2009, compared to $142.8 million, or 11.4% of net sales, in fiscal 2008. The decrease in SG&A expenses was primarily due to efficiencies in the management of distribution expenses, as well as reductions due to lower volumes, and the positive impact of the lower-valued Canadian dollar on corporate administrative expenses, partially offset by an increase in variable compensation expense, higher depreciation and amortization expense resulting from capital expenditures related to the relocation of our new corporate head office last year, and higher professional fees.
Financial Expense / Income, net
Net financial expense/income includes interest expense, net of interest income, and foreign exchange gains and losses. Net financial income amounted to $0.3 million in fiscal 2009, compared to net financial expense of $9.2 million in fiscal 2008. The decrease of $9.5 million in net financial expense in fiscal 2009 resulted primarily from a decrease in interest expense of $5.4 million and a $4.2 million increase in foreign exchange gains. The decrease in interest expense was due to lower average borrowings and lower average interest rates during fiscal 2009 compared to last year.
Income Taxes
The income tax recovery for fiscal 2009 was $5.8 million, compared to an income tax expense of $34.4 million for fiscal 2008. The total income tax recovery for fiscal 2009 include recoveries of $6.1 million relating to the recognition of previously unrecorded tax positions of prior years and $1.8 million related to the impact of restructuring and other charges. The income tax expense for fiscal 2008 included a charge of $26.9 million related to the settlement of the Canada Revenue Agency (CRA) audit, as discussed below. Excluding the income tax recoveries in the current year as well as the impact of restructuring and other charges in both years, and the impact of the CRA audit settlement in fiscal 2008, the effective income tax rate for fiscal 2009 was 2.2%, compared to an effective income tax rate of 4.4% for fiscal 2008. The reduction in the effective income tax rate compared to the prior year reflected a lower proportion of profits earned in higher tax rate jurisdictions.
In the fourth quarter of fiscal 2008, the CRA concluded the audit of our income tax returns for our 2000, 2001, 2002 and 2003 fiscal years, which resulted in an income tax charge of $26.9 million, including a charge of $13.4 million related to the provincial tax component, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. In the third quarter of fiscal 2009 the CRA completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns.
Net Earnings
Net earnings for fiscal 2009 were $95.3 million, or $0.79 per share on a diluted basis, down 34.9% and 34.2%, respectively compared with net earnings of $146.4 million, or $1.20 per share on a diluted basis in fiscal 2008. Net earnings included after-tax restructuring and other charges of $4.4 million in fiscal 2009 and $4.9 million in fiscal 2008. Excluding the impact of restructuring charges, adjusted net earnings and adjusted diluted EPS for fiscal 2009 totaled $99.7 million and $0.82 per share compared with adjusted net earnings of $151.3 million, or $1.24 per share for the prior year. The reduction in adjusted net earnings and EPS was primarily due to significantly lower unit sales volumes and gross margins, partially offset by lower SG&A and financial expenses and the non-recurrence of an income tax charge of $26.9 million, or $0.22 per share taken in the fourth quarter of fiscal 2008.
GILDAN 2010 REPORT TO SHAREHOLDERS P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF QUARTERLY RESULTS
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts)	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net Sales	368.9	395.3	326.8	220.4	301.7	307.8	244.8	184.0
Net earnings	56.8	64.7	48.8	28.0	42.4	41.5	7.1	4.3
Net earnings per share
Basic EPS(1)	0.47	0.53	0.40	0.23	0.35	0.34	0.06	0.04
Diluted EPS(1)	0.47	0.53	0.40	0.23	0.35	0.34	0.06	0.04
Total assets	1,321.2	1,265.3	1,169.7	1,092.5	1,074.5	1,118.4	1,100.4	1,028.7
Total long-term financial liabilities	—	0.1	0.7	3.2	4.4	92.9	121.5	51.2
Weighted average number of shares outstanding (in ‘000s)
Basic	121,334	121,264	121,061	120,977	120,959	120,911	120,799	120,573
Diluted	122,141	122,098	121,919	121,762	121,668	121,483	121,178	121,408

(1)	Quarterly EPS may not add to year-to-date EPS due to rounding.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.
Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.
Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.
GILDAN 2010 REPORT TO SHAREHOLDERS P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our reported amounts for sales, selling, general and administrative expenses, and financial expense (income) are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial Risk Management” section of this MD&A. The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
During fiscal 2009, the severe downturn in the overall economic environment negatively impacted our sales and operating results for the year, including the need to take production downtime in the second, third and fourth quarters of fiscal 2009, in order to align our inventory levels with the weaker demand. Starting in the second quarter of fiscal 2010, we began to see a recovery in demand for our products, which was particularly strong in our screenprint markets. During fiscal 2010, Haiti was struck by a massive earthquake which impacted our sewing contractors’ operations resulting in a temporary loss of production which prevented the Company from rebuilding inventories and fully capitalizing on the recovery in demand for its activewear products. This situation also resulted in manufacturing and supply chain inefficiencies in the second, third and fourth quarters of the fiscal year. The lost sales combined with the additional costs incurred from the manufacturing and supply chain inefficiencies were only partly offset by insurance proceeds of $8 million, or $0.07 per share received in the fourth quarter of fiscal 2010.
Restructuring and other charges totaled $8.7 million, or $0.07 per share during fiscal 2010 mainly relating to the consolidation of retail distribution facilities. Restructuring and other charges for fiscal 2009 totalled $6.2 million, or $0.05 per share primarily related to the closure of our U.S. sock finishing operations.
Results for the fourth quarter of fiscal 2009 included $0.07 per share negative impact of a special discount granted to distributors.
Fourth Quarter Results
Net sales in the fourth quarter of fiscal 2010 amounted to $368.9 million, up 22.3% from net sales of $301.7 million in the fourth quarter of fiscal 2009. Sales of activewear and underwear for the fourth quarter in fiscal 2010 amounted to $307.5 million, up 27.7% from fiscal 2009, and sales of socks were $61.5 million, up 1.0% from the fourth quarter last year.
The growth in sales of activewear and underwear compared to the fourth quarter of fiscal 2009 was primarily due to a 21.3% increase in unit volume shipments as a result of increased market share in the U.S. distributor channel, a 2.7% increase in overall industry shipments from U.S. distributors to U.S. screenprinters, strong growth in international markets, in particular in Europe, and significantly increased shipments of underwear and activewear to mass-market retailers, partially offset by a larger reduction of distributor inventory levels during the fourth quarter compared to the fourth quarter of fiscal 2009. The increase in sales of socks compared to the fourth quarter of fiscal 2009 was due to the approximate 9% increase in unit shipments of socks, which was largely offset by a lower-valued more basic product-mix and lower selling prices for certain sock programs, including the impact of significantly increased participation in back-to-school promotions. Sell-through of socks provided by Gildan from retailers to consumers was strong during the fourth quarter in the men’s and boys’ categories.
Gross profit for the fourth quarter of fiscal 2010 totaled $100.7 million, or 27.3% of sales, up from gross profit of $77.7 million, or 25.7% of sales in the fourth quarter of fiscal 2009. The increase in gross margins was due to the non-recurrence of the special distributor inventory devaluation discount a year ago, the proceeds from the Haiti insurance claim, which reflected the maximum benefit of $8 million receivable by Gildan under the coverage in its insurance policy, and the impact of a cotton subsidy in the Company’s yarn-spinning joint venture as previously discussed in our full year gross profit analysis. Higher year-over-year cotton costs negatively impacted gross margins by approximately 380 basis points in the fourth quarter, of which only approximately 150 basis points was recovered in increased selling prices. Although selling price increases have been implemented in the U.S. wholesale distributor channel since July in response to inflation in cotton and other input costs, these price increases were not applied to back orders already placed at the time of implementing the increases, and therefore only partially offset the impact of the significant cotton cost increases in the quarter. Gross margins in the fourth quarter of fiscal 2010 were
GILDAN 2010 REPORT TO SHAREHOLDERS P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS
also negatively impacted by start-up inefficiencies in underwear manufacturing and additional costs incurred to mitigate the loss of production due to the Haiti earthquake.
SG&A expenses in the fourth quarter were $42.0 million, or 11.4% of sales, compared to $34.1 million, or 11.3% of sales in the fourth quarter of fiscal 2009. The increase in SG&A expenses was primarily due to higher volume-driven distribution expenses, higher performance-driven variable compensation expenses, increased administrative and distribution infrastructure to support the development of the Company’s retail initiatives, and the impact of the higher-valued Canadian dollar on corporate administrative expenses. SG&A expenses in the fourth quarter of fiscal 2010 included $1.9 million for provisions for doubtful accounts receivable, compared with $3.0 million in the fourth quarter of last year.
We recorded an income tax recovery of $2.5 million in the fourth quarter of fiscal 2010 compared to an income tax recovery of $0.7 million in the fourth quarter of fiscal 2009. The current year income tax recovery included a recovery of $1.3 million related to restructuring and other charges. The income tax recovery in the fourth quarter last year included a recovery of $0.8 million related to restructuring and other charges. Excluding the impact of restructuring and other charges in both years, we recorded an income tax recovery of $1.2 million in the fourth quarter of fiscal 2010 compared to an income tax expense of $0.1 million in the fourth quarter of 2009. The year over year decline in income tax expense was mainly due to a higher proportion of profits earned in lower tax jurisdictions combined with the tax recovery in fiscal 2010 related to the benefit of tax losses incurred in higher tax jurisdictions.
Net earnings for the fourth fiscal quarter ended October 3, 2010 were $56.8 million or $0.47 per share on a diluted basis, after reflecting a restructuring charge of $0.01 per share related to the consolidation of U.S. distribution activities announced on December 10, 2009. Before restructuring and other charges, adjusted net earnings for the fourth quarter amounted to $58.3 million, or $0.48 per share, up 37.5% and 37.1% respectively, compared to $42.4 million, or $0.35 per share in the fourth quarter of fiscal 2009. The growth in net earnings compared to last year was primarily due to strong unit sales growth in the U.S. distributor channel, which was achieved in spite of low activewear finished goods inventory levels, lower promotional activity in the channel, including the non-recurrence of a special devaluation discount which was recorded in the fourth quarter of last year, and the proceeds from the insurance claim related to the Haiti earthquake. These positive factors more than offset the unfavourable impact of significantly higher cotton costs compared to the fourth quarter of last year, additional costs incurred related to the Haiti earthquake and higher SG&A expenses.
FINANCIAL CONDITION
Trade accounts receivable of $145.7 million as at October 3, 2010 decreased by $13.9 million, compared to accounts receivable of $159.6 million at the end of fiscal 2009. The decrease in trade accounts receivable from the end of fiscal 2009, which occurred in spite of a 22.3% increase in net year-over-year fourth quarter sales, was due primarily to a decrease in the number of days’ sales outstanding (DSO). The lower DSO was due to a reduction in the extended payment terms on seasonal fleece sales programs shipped in the third quarter of fiscal 2010 when compared to last year.
Inventories of $332.5 million were up $30.6 million, or 10.1% from $301.9 million at the end of fiscal 2009. Despite significantly lower T-shirt inventory levels, overall inventories increased from the end of fiscal 2009 due primarily to significantly higher average unit costs resulting from rising cotton and energy costs and a higher valued product mix, as well as higher raw material and work in process inventory volumes to support increases in production. Underwear inventories increased when compared to last year in order to service new underwear programs in the retail channel. During the second quarter of fiscal 2010, T-shirt inventory levels decreased significantly from the first quarter to sub-optimal levels due to an unexpected recovery in demand for our activewear products combined with the impact of the temporary disruption of our sewing production following the Haiti earthquake. While our sewing production in Haiti has returned to levels substantially similar to those prior to the earthquake, T-shirt inventories at the end of the fourth quarter continue to be at sub-optimal levels.
GILDAN 2010 REPORT TO SHAREHOLDERS P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $479.3 million at October 3, 2010, compared to $402.2 million at October 4, 2009. The increase of $77.1 million primarily reflected capital additions of approximately $128.3 million, the inclusion of approximately $12.2 million of property, plant and equipment from the acquisition of Shahriyar, offset by depreciation of $61.9 million. The remaining decrease is due to a reclassification of property, plant and equipment to assets held for sale and the disposal of certain assets related to closed facilities. Capital additions consisted primarily of the acquisition of our distribution centre in Charleston, South Carolina, and of our new office building in Barbados, as well as capital expenditures related to our capacity expansion projects in Honduras, our biomass energy projects in the Dominican Republic and Honduras, and the expansion of our distribution center servicing wholesale customers.
Intangible assets are comprised of customer contracts and relationships, and computer software, and amounted to $61.3 million as at October 3, 2010 compared to $69.1 million at the end of fiscal 2009. The decrease is related to amortization of $8.8 million, partially offset by $1.0 million related to the acquisition of computer software.
Goodwill of $10.2 million as at October 3, 2010 increased by $3.5 million since October 4, 2009 due to the acquisition of Shahriyar. Management performed its annual review for impairment of goodwill and concluded that there has been no impairment in the value of goodwill as at October 3, 2010.
Assets held for sale of $3.2 million as at October 3, 2010 and $6.5 million as at October 4, 2009 include property, plant and equipment relating to closed facilities. The decrease in assets held for sale in fiscal 2010 is due mainly to the sale of facilities relating to previously announced closures.
Total assets were $1,321.2 million as at October 3, 2010 compared to $1,074.5 million at the end of the previous year. Working capital was $564.1 million as at October 3, 2010 compared to $441.0 million as at October 4, 2009. The current ratio at the end of fiscal 2010 was 3.9 compared to 4.2 at the end of fiscal 2009.
Accounts payable and accrued liabilities amounted to $186.2 million as at October 3, 2010 compared to $124.4 million at the end of fiscal 2009. The increase of $61.8 million was primarily due to higher raw material purchase volumes resulting from higher production levels compared to last year, and higher cotton costs.
Income taxes payable were $5.0 million at October 3, 2010 compared to $11.8 million at October 4, 2009. The current income tax provision of $9.5 million was more than offset by current year tax installments, as well as payments of $13.4 million made during fiscal 2010 related to the provincial component of the income tax settlement with the CRA as announced in December 2008 and as described under the heading “Income Taxes” in the section entitled “Operating Results for the Year Ended October 4, 2009 Compared to the Year ended October 5, 2008” in this MD&A, resulting in a net decrease in income taxes payable when compared to last year.
CASH FLOWS
Cash inflows from operating activities in fiscal 2010 were $301.6 million compared to cash inflows of $169.2 million for the previous year. The increase in cash flow was primarily due to significantly higher cash operating earnings combined with a more favourable impact of changes in non-cash working capital when compared to last year. We reduced the level of our net non-cash working capital in fiscal 2010 in spite of higher sales volumes, due mainly to lower than optimal T-shirt inventory levels and an improvement in DSO, as noted above in the section entitled “Financial Condition”. In fiscal 2009, the favourable change in non-cash working capital was primarily as a result of a decrease in working capital balances due to lower sales and other factors related to the economic downturn, largely offset by income tax payments made during the year as part of a tax settlement.
Cash flows used in investing activities were $141.2 million in fiscal 2010, compared to $34.2 million in fiscal 2009. The increase of $107.0 million in fiscal 2010 was primarily attributable to an increase of $83.0 million
GILDAN 2010 REPORT TO SHAREHOLDERS P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS
in capital spending over last year, and the acquisition of Shahriyar in fiscal 2010 for a purchase price of $15.9 million. Capital expenditures in fiscal 2009 were exceptionally low as we took steps to proceed cautiously with capacity expansion projects in response to the downturn in the economy. Net capital expenditures amounted to $127.9 million for fiscal 2010 compared to our previous forecast of approximately $130 million.
We generated free cash flow of $175.9 million in fiscal 2010 compared to $132.2 million for the same period in fiscal 2009. The increase of $43.7 million was attributable to significantly higher cash flows from operating activities, partially offset by higher capital spending compared to last year. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A.
Cash flows used in financing activities in fiscal 2010 amounted to $1.4 million compared to cash outflows of $47.7 million in fiscal 2009. In fiscal 2009, cash flows used in financing activities consisted primarily of repayments of $45.0 million on our revolving long-term credit facility.
LIQUIDITY AND CAPITAL RESOURCES
In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, incremental expansion of existing facilities, working capital requirements, and business acquisitions.
We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at October 3, 2010 was nil compared to $4.4 million at the end of fiscal 2009. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. At October 3, 2010 and October 4, 2009, there were no amounts drawn on our revolving long-term credit facility. An amount of $12.7 million has been committed against this facility to cover various letters of credits as at October 3, 2010.
At the beginning of fiscal 2010, we had cash in excess of total indebtedness of $95.3 million, with no amounts drawn on our revolving long-term credit facility, and $99.7 million of cash and cash equivalents. Cash in excess of total indebtedness is calculated as cash and cash equivalents net of total indebtedness as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. During fiscal 2010, our operating cash flows allowed us to fund net capital expenditures of $127.9 million, and increase our cash balance at the end of fiscal 2010 to $258.4 million from $99.7 million at the end of last year. At October 3, 2010, we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.
Gildan is currently projecting capital expenditures in excess of $150 million for fiscal 2011, to implement its further capacity expansion plans for production of activewear and underwear in Honduras, the Dominican Republic and Bangladesh, to complete the ramp-up of its second sock manufacturing facility in Honduras, as well as to finance its ongoing cost reduction initiatives including the completion of its biomass alternative energy projects in Honduras. In addition, the Company plans to invest in new technology in its U.S. yarn-spinning joint venture. The Company also expects to use cash in fiscal 2011 to finance a planned increase in activewear finished goods inventories and higher carrying costs of inventories due to higher cotton and other purchased cost inputs.
We expect that cash flows from operating activities, together with our accumulated cash balances and our unutilized credit facility will provide us with sufficient liquidity and capital resources in the short term and long term to fund our anticipated working capital and capital expenditure requirements, as well as any acquisition opportunities that the Company may decide to pursue.
GILDAN 2010 REPORT TO SHAREHOLDERS P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, initiate share repurchase programs, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. On December 2, 2010, the Company announced the introduction of a quarterly cash dividend and the reinstatement of a normal course issuer bid as described below under the heading “Declaration of Dividend and Initiation of Normal Course Issuer Bid”.
Off-Balance Sheet Arrangements and Contractual Obligations
All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in Note 13 to our 2010 audited Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 3, 2010, the maximum potential liability under these guarantees was $21.8 million, of which $5.1 million was for surety bonds and $16.7 million was for corporate guarantees and standby letters of credit.
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period for the following items as at October 3, 2010:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years

Operating leases	46.2	9.2	16.9	7.9	12.2
Purchase obligations	144.2	144.2	—	—	—

Total Contractual Obligations	190.4	153.4	16.9	7.9	12.2

Derivative Instruments
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During fiscal 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, and to a lesser extent, fuel oil forward contracts in order to reduce the exposure of forecasted cash outflows related to some of its energy consumption needs. These derivative financial instruments were designated as cash flow hedges and qualified for hedge accounting. Please refer to Note 20 to the 2010 audited Consolidated Financial Statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at October 3, 2010.
Outstanding Share Data
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at November 30, 2010 there were 121,357,204 common shares issued and outstanding along with 1,365,464 stock options and 747,714 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of the Treasury RSU grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.
GILDAN 2010 REPORT TO SHAREHOLDERS P.20

MANAGEMENT’S DISCUSSION AND ANALYSIS
Review of Historical Stock Option Grants
As previously disclosed, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s Long-Term Incentive Plan (LTIP) in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.
Declaration of Dividend and Initiation of Normal Course Issuer Bid
On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. The initial quarterly dividend of U.S. $0.075 per share will be paid on all issued and outstanding Common Shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the time of payment) will be paid for Common Shares listed on the Toronto Stock Exchange (the “TSX”). The initial dividend will be paid on March 18, 2011, rateably and proportionately to the holders of record on February 23, 2011, being the record date. The dividend policy will be reviewed annually by the Board of Directors.
The Company also announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding Common Shares of the Company on the TSX and the NYSE (the “NCIB”). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the Common Shares on the stock exchange on which the shares are purchased at the time of acquisition. Common Shares purchased under the NCIB will be cancelled.
LEGAL PROCEEDINGS
Securities Class Actions
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
GILDAN 2010 REPORT TO SHAREHOLDERS P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by the Company and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.
On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the courts’ approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under this agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the Consolidated Financial Statements.
In the event the Company would elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts would not provide final approval of the settlement, the parties would revert to their litigation positions immediately prior to the execution of the settlement agreement. If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.
OUTLOOK
A discussion of management’s expectations as to our outlook for fiscal 2011 is contained in our fourth quarter earnings results press release dated December 2, 2010 under the section entitled “Fiscal 2011 Outlook and Business Plans”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.
FINANCIAL RISK MANAGEMENT
This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 20 to the 2010 audited Consolidated Financial Statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, Financial
GILDAN 2010 REPORT TO SHAREHOLDERS P.22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Instruments-Disclosures, and are therefore incorporated into, and are an integral part of, the audited consolidated financial statements.
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for trading purposes.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts and forward fuel oil contracts, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.
The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at October 3, 2010, the Company’s ten largest trade debtors accounted for 61% of trade accounts receivable, of which one wholesale customer accounted for 10% and two mass-market retailers accounted for 27%. Of the Company’s top ten trade debtors, eight are wholesale distributors, two are mass-market retailers and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and the Asia/Pacific region.
Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months. From time-to-time, the Company may initiate other special incentive programs with extended payment terms.
The Company’s customers have generally been transacting with the Company or its subsidiaries for over five years. Many distributors and other customers in the screenprint channel are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings.
The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s sales offices in Barbados and Charleston, South Carolina. Where available, the Company’s credit departments periodically review external ratings and customer financial statements, and in some cases obtain bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.
GILDAN 2010 REPORT TO SHAREHOLDERS P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows as at October 3, 2010 and October 4, 2009:

(in $ millions)	October 3, 2010	October 4, 2009

United States	118.4	135.4
Europe	13.4	12.2
Canada	6.4	7.5
Other regions	7.5	4.5

Total trade receivables	145.7	159.6

(in $ millions)	October 3, 2010	October 4, 2009

Distributors and other customers in the screenprint channel	96.3	127.7
Mass-market and regional retailers	49.4	31.9

Total trade receivables	145.7	159.6

The aging of trade receivable balances was as follows as at:

(in $ millions)	October 3, 2010	October 4, 2009

Not past due	129.1	144.5
Past due 0-30 days	17.5	14.9
Past due 31-60 days	3.5	3.5
Past due 61-120 days	1.2	1.2
Past due over 121 days	1.4	1.5

Trade receivables	152.7	165.6
Less allowance for doubtful accounts	(7.0)	(6.0)

Total trade receivables	145.7	159.6

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	October 3, 2010	October 4, 2009

Balance, beginning of year	6.0	2.8
Bad debt expense	2.4	6.0
Write-off of accounts receivable	(1.4)	(2.8)

Balance, end of year	7.0	6.0

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 21 to the 2010 audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as transactions such as the declaration of dividends, the initiation of share repurchase programs, mergers, acquisitions and other major investments or divestitures.
The Company has a committed revolving credit facility for a maximum of $400 million which expires in June 2013. The Company’s revolving credit facility is subject to various financial covenants. The Company was in compliance with all covenants as at October 3, 2010. This facility is unsecured and amounts drawn bear interest at LIBOR or U.S. base rates plus an applicable margin. As at October 3, 2010 and October 4, 2009, there were no amounts drawn under this facility.
Foreign Currency Risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, the Australian dollar and the Mexican peso exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss and included in financial expense (income) in the statement of earnings.
The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. The Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years. However, should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.
The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes. During fiscal 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar. The Company had forward foreign exchange contracts outstanding as at October 3, 2010 consisting primarily of contracts to sell or buy Euros, Australian dollars, Canadian dollars, and Mexican pesos in exchange for U.S. dollars. These outstanding contracts and other forward foreign exchange contracts that were settled during fiscal 2010 were designated as cash flow hedges and qualified for hedge accounting. We refer the reader to Note 16 and Note 20 to the 2010 audited Consolidated Financial Statements for details of these forward foreign exchange contracts and the impact of applying hedge accounting.
GILDAN 2010 REPORT TO SHAREHOLDERS P.25

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following tables provide an indication of the Company’s significant foreign currency exposures on the consolidated balance sheet as at October 3, 2010 arising from financial instruments.

				October 3, 2010
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Cash and cash equivalents	0.8	1.4	4.2	0.9	0.4
Accounts receivable	5.3	4.8	6.2	5.3	3.8
Foreign exchange contracts (derivative asset)	1.1	—	—	—	—
Accounts payable and accrued liabilities	(22.7)	(5.1)	—	(0.3)	0.1
Foreign exchange contracts (derivative liability)	—	(2.0)	(0.5)	—	(0.6)

Based on the Company’s foreign currency exposures arising from financial instruments noted above, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have increased (decreased) net earnings and Other comprehensive income as follows, assuming that all other variables remained constant:

		For the year ended October 3, 2010
(in U.S. $ millions)	CAD	EUR	GBP	MXN	AUD

Impact on net earnings before income taxes	0.8	—	(0.5)	(0.3)	(0.2)
Impact on other comprehensive income before income taxes	(0.2)	1.6	1.2	—	0.4

An assumed 5 percent weakening of the U.S. dollar during the year ended October 3, 2010 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.
Commodity Risk for Cotton
The Company is subject to the commodity risk of cotton prices and cotton price movements, as all of its products are made of 100% cotton or blends of cotton and synthetic fibres. The Company’s yarn-spinning joint venture (CanAm Yarns, whose accounts are included in the Company’s consolidated financial statements) purchases cotton for the production of yarn, and the Company consumes all of CanAm’s yarn production in the manufacture of its apparel products. In addition, the Company purchases cotton-based yarn from third party yarn manufacturers and the Company assumes the risk of cotton price fluctuations for these yarn purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton yarn purchases in order to reduce the effects of fluctuations in the cost of cotton used in the manufacture of its products. These contracts are not used for trading purposes, and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $4 million, based on current production levels.
The Company has the ability to enter into derivative financial instruments, including market-traded cotton futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts would be accounted for at fair value in the consolidated financial statements in accordance with the accounting standards applicable to financial instruments. At the end of fiscal 2010 and 2009, the Company had no cotton related derivative financial instruments outstanding.
Interest Rate Risk
The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts drawn on
GILDAN 2010 REPORT TO SHAREHOLDERS P.26

MANAGEMENT’S DISCUSSION AND ANALYSIS
this facility and on any future borrowings will vary and are unpredictable. Increases in short term interest rates and increases in interest rates on new debt issues may result in a material increase in interest charges.
The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. At the end of fiscal 2010 and 2009, the Company had no derivative financial instruments outstanding, but during fiscal 2009, the Company entered into two interest rate swap contracts totaling $50.0 million which matured in the third and fourth quarters, respectively.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 1 to our 2010 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.
Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:
Allowance for Doubtful Accounts
Trade accounts receivable consists of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. A considerable amount of judgment is required to assess the ultimate realization of accounts receivable and the credit-worthiness of each customer. Furthermore, these judgments must be continuously evaluated and updated. Uncollected accounts are written off through the allowance for doubtful accounts. We are not able to predict changes in the financial condition of our customers, and if circumstances related to our customers’ financial condition deteriorate, our estimates of the recoverability of our trade receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provide more allowances than we need, we may reverse a portion of such provisions in future periods based on our actual collection experience.
Inventory Valuation
Our inventory is carried at the lower of First-In-First-Out cost and net realizable value. We regularly review inventory quantities on hand and record a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories are slow moving, damaged, if they have become obsolete, or if their selling prices or estimated forecast of product demand decline. If actual market conditions are less favorable than previously projected, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required.
Sales Promotional Programs
In the normal course of business, certain incentives are granted to our customers including discounts and rebates. At the time of sale, estimates are made for customer price discounts and rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors. If actual price discounts, rebates or returns differ from estimates, significant adjustments to net sales could be required in future periods.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Recoverability of Long-Lived Assets
Our long-lived assets are comprised of property, plant and equipment and identifiable intangible assets, which are recorded at cost less accumulated amortization, including asset impairment losses. Amortization is calculated using the straight-line method over the estimated useful lives of the assets.
On a regular basis, we review the estimated useful lives of our long-lived assets. Assessing the reasonableness of the estimated useful lives of long-lived assets requires judgment and is based on currently available information, including actual utilization experience and expected future business plans. We also review long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses are recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of impairment loss recognized is measured as the amount by which the carrying value of an asset exceeds its fair value, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. In estimating future cash flows, the Company uses its best estimates based on internal plans, which incorporate management’s judgments as to the remaining service potential of the long-lived assets. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives and future cash flows differing significantly from our estimates resulting in increased charges for amortization or impairment. Such charges would not result in cash outflows and would not affect the Company’s liquidity. Revisions to the estimated useful lives of long-lived assets or future cash flows constitute a change in accounting estimate and are applied prospectively.
Income Taxes
We utilize the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our audited Consolidated Financial Statements.
We recognize future income tax assets only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized, based on estimates of future taxable income in applicable jurisdictions and other assumptions. To the extent that it is determined that it is no longer more likely than not that the asset will be realized, a valuation allowance is provided.
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its position due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the tax position will no longer be upheld. Actual results, including the resolution of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities, and in such eventualities the Company may be required to reduce or increase the value of income tax assets and liabilities resulting in a material income tax expense or recovery in future periods.
GILDAN 2010 REPORT TO SHAREHOLDERS P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business Acquisitions and Goodwill
We account for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. We estimate the fair value of assets and liabilities acquired, including goodwill, at the date of acquisition using a projected discounted cash flow method and other valuation methods. Goodwill is assessed for impairment annually and sometimes more frequently if a change in circumstances indicates that the asset might be impaired by comparing the fair value of the reporting unit to its carrying value. If the carrying value of the reporting unit exceeds its fair value, a more detailed goodwill impairment assessment must be undertaken. We use a number of significant estimates and assumptions when calculating fair value. These estimates and assumptions include projected future cash flows, the number of years used, the discount rate and other items. We believe that our estimates and valuation methods are reasonable, consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. If the future was to adversely differ from management’s best estimate of key economic assumptions, and if associated cash flows were to materially decrease, the Company may be required to record impairment charges related to its goodwill. Such charges would not result in cash outflows and would not affect the Company’s liquidity.
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS
Accounting Policies
The Company applied the same accounting policies in the preparation of its 2010 audited Consolidated Financial Statements as those applied in the preparation of its 2009 audited Consolidated Financial Statements.
Future Accounting Standards
International Financial Reporting Standards (IFRS)
In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.
IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.
The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions as well as the progress of our IFRS changeover plan, and may cause the Company to select different accounting policies and/or IFRS 1 exemptions than the preliminary conclusions reached to date. In addition, the IASB has a number of on-going projects on its agenda, and IFRS standards and interpretations are continuously subject to change. Our summary of key expected changes has been completed with the expectation that we will apply IFRS in effect as at the date of this
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MANAGEMENT’S DISCUSSION AND ANALYSIS
report. However we will only make final decisions regarding early adoption of any new standards as they are issued by the IASB. We continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA), and assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.
Progress towards Completion of our IFRS Changeover Plan
In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases — 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase. As at October 3, 2010, we have completed the first phase of our IFRS transition plan, the second phase is substantially complete, and the implementation and review phase is currently underway which will continue until our first complete annual financial reporting under IFRS is released at the end of fiscal 2012.
Our IFRS transition is on schedule and there have been no significant changes to our plan than what was previously reported in our 2009 annual MD&A, as subsequently updated in our 2010 interim MD&A’s. We will continue to report on the status of our plan, significant findings, and provide more detailed information on preliminary conclusions reached as our IFRS changeover plan progresses. The key elements and status of our changeover plan are as follows:
Information technology and data systems
Systems and processes are currently in place to collect the information required under IFRS. Although new reports will likely be required to capture new information required for presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2011 information that needs to be provided in accordance with IFRS during fiscal 2012, as well as the information required in the opening balance sheet as at the transition date.
Internal controls over financial reporting
Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.
Disclosure controls and procedures, including investor relations and external communications plans
Disclosure controls and procedures will be updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.
Financial expertise including training requirements
The project to transition to IFRS is being led by the Corporate Accounting group in Montreal. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed. Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Business contracts, including the impact on operating agreements and key performance indicators
Business contracts which are affected by financial results such as financial covenants and long-term incentive plans are being reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.
Accounting policies, including choices among policies permitted under IFRS
We have made considerable progress in identifying accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on the Company’s accounting at the transition date and on an ongoing basis. Based on the results of our detailed analysis to date, no material impacts are expected at the transition date, in part because Canadian accounting standards are substantially aligned with IFRS requirements for certain key areas. However, we have identified a number of areas where we expect there to be some impact on the recognition and measurement of certain balance sheet and statement of earnings items. We are currently finalizing the validation of certain results of our detailed impact analysis and therefore our conclusions are still preliminary at this stage. We are currently not able to reliably quantify all of the impacts expected on our consolidated financial statements for these differences. Final conclusions may have a material impact on our financial statements upon transition to IFRS. We expect to be in a position to disclose the quantitative impact of all our significant accounting differences progressively throughout fiscal 2011 as we complete our analysis.
The following are some of the significant differences between Canadian GAAP and IFRS that have been identified to date and which are currently being evaluated:
Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn spinning joint venture CanAm Yarns LLC (“CanAm”), as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings. Under IFRS, CanAm is considered a jointly controlled entity and we are not deemed to exercise control. Consequently, we expect that we will no longer be permitted to consolidate CanAm, in which case we intend to account for this investment using the equity method. Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm would be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings. We would apply this change to the opening IFRS balance sheet, but no material adjustment to opening retained earnings is expected, as the long-term asset to be reported would be essentially the same as the amount of net assets and non-controlling interest that would be removed from our balance sheet. Post transition, net earnings are not expected to be affected by this change, but there would be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings would be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal. In addition, the Company’s consolidated statement of cash flows will no longer include the cash flows of CanAm, and in particular, the cash flows related to CanAm’s capital expenditures and borrowings will no longer be included in the Company’s cash flows relating to investing activities and financing activities. However, any additional investments in CanAm will be presented as part of cash flows relating to investing activities. Any transactions between the Company and CanAm post transition will no longer be eliminated upon consolidation, but will instead be recorded, measured and disclosed as a related party transaction in the Company’s consolidated financial statements.
Business combinations — Transaction costs and restructuring costs: Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring costs are included in the cost of the purchase (which usually results in such costs being added to goodwill). As noted below, we expect to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occur after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for these accounting policy differences.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Business combinations — Contingent consideration: Under Canadian GAAP, contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt. Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase (which usually results in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability. The impact of changes in the subsequent re-measurement of contingent consideration, when recognized as a liability, is recorded in net earnings. This difference will result in the recognition of a liability of approximately $5.8 million at the transition date with a corresponding decrease to retained earnings, related to contingent consideration as part of a previous business combination, which has not been recognized under Canadian GAAP prior to the transition date. This adjustment is charged to retained earnings rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill.
For future business combinations, the above differences could have a significant and possibly material impact on our financial position and results of operations, although the impact will depend on the scale and frequency of future business acquisition activity. We also note that during fiscal 2011, we expect to early adopt the new Canadian GAAP accounting standards for business combinations and consolidated financial statements and non-controlling interests (CICA Handbook Sections 1582, 1601 and 1602), which are substantially equivalent to the respective current standards under IFRS. By early adopting these standards, any business combinations occurring in fiscal 2011 will generally not need to be restated when our fiscal 2011 financial statements are presented as comparative financial statements in accordance with IFRS in fiscal 2012.
Borrowing costs: Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset. Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in financial expense (income). As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction. As noted below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date. Accordingly, the Company does not expect to record an opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.
Income taxes — Assets transferred between entities within the consolidated group: Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate. We currently expect that this difference will result in the recognition of a non-material deferred income tax asset at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities.
Income taxes — Deferred tax assets in a business combination recognized subsequent to the measurement period: Under Canadian GAAP, additional deferred tax assets of the acquiree that are not initially recognized within the measurement period, but are recognized subsequent to the measurement period are recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment is recognized in net earnings. Under IFRS, additional deferred tax assets of the acquiree can only be recognized as a reduction of goodwill, and if not recognized within the measurement period, the adjustment is recognized in net earnings. This difference will result in an opening IFRS balance sheet adjustment of approximately $6 million at the transition date as an increase to our intangible assets, with a corresponding increase to retained earnings, in order to reverse a reduction of intangible assets recorded
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MANAGEMENT’S DISCUSSION AND ANALYSIS
under Canadian GAAP related to deferred tax assets recognized subsequent to the measurement period (related to a previous business combination).
Significant separable components of property, plant and equipment: Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. No significant impact is expected to our opening IFRS balance sheet at the transition date, and we do not expect any significant modification to the groupings of our major capital assets.
Impairment of long-lived assets: Under Canadian GAAP, the impairment test for long-lived depreciable assets or asset groups is a two-step process. The first step involves comparing an asset or asset group’s carrying value to its undiscounted future cash flows. If an asset or asset group’s undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is measured by the difference between the asset or asset group’s discounted future cash flows and its carrying amount. IFRS only requires a one-step impairment test for identifying and measuring impairment in which the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its recoverable amount (i.e. higher of fair value less costs to sell and value-in-use, which normally involves discounted future cash flows) and an impairment charge is recorded if the carrying value is lower than the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges (except goodwill impairment charges) to be reversed when circumstances indicate that the impairment no longer exists. No impact is expected to our IFRS opening balance sheet at the transition date. However, in future periods, impairment rules under IFRS may result in more frequent write-downs due to the one-step impairment test, and volatility in the Company’s financial position and results of operations may arise due to possible reversals of previously recorded impairment charges.
Leases: Under Canadian GAAP, quantitative thresholds are provided to assist in determining whether a lease should be classified as a financing/capital lease or an operating lease. Under IFRS, there are no specific quantitative thresholds, and additional qualitative indicators are provided to assist in determining lease classification. The findings of our review to date indicate that the existing lease of our corporate aircraft which is currently accounted for as an operating lease under Canadian GAAP would meet the criteria for a financing lease under IFRS. This difference is due primarily to the fact that we have given notice to exercise an early purchase option on our existing corporate aircraft, which will result in an opening IFRS balance sheet adjustment of an increase to our non-current assets with a corresponding increase in current liabilities at the transition date. Depreciation and interest expense from the financing lease under IFRS would replace the lease expense previously charged to net earnings under Canadian GAAP, and any payments would be recognized as repayments of principal and interest. Our intention is to dispose of the existing aircraft once we complete the process of leasing a new aircraft. We expect the new corporate aircraft to be classified as an operating lease under IFRS.
Key accounting policies not expected to be significantly impacted: The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, share based payments, and employee benefits, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.
Financial statement note disclosure
Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements. There are also a number of special transitional disclosures that will be required during fiscal 2012. We have identified the key additional disclosure requirements and we are currently working on collecting the data and designing the reports required for the additional disclosure. We expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
IFRS 1 Optional Exemptions
The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s first annual reporting date with any resulting adjustments generally recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company currently expects to use at the transition date:

Accounting Policy	Optional Exemption
Foreign exchange cumulative translation differences	The exemption permits the balance of any cumulative translation adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the Company will eliminate its CTA balance of $26.2 million currently included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Business combinations	The exemption permits the Company not to apply IFRS 3, Business Combinations, to business combinations occurring prior to the transition date.

Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share-based Payment, only to equity instruments that were granted after November 7, 2002 which have not yet vested at the transition date.

Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.
Business Combinations
In January 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and is generally equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration transferred, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business combinations be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company expects to early adopt Section 1582 in fiscal 2011.
Consolidated Financial Statements and Non-Controlling Interests
In January 2009, the AcSB issued Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the
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equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company expects to early adopt these Sections in fiscal 2011, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.
RELATED PARTY TRANSACTIONS
We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $156.8 million (2009 — $149.8 million), along with $0.8 million (2009 — $0.8 million) relating to management fees for the year ended October 3, 2010. As at October 3, 2010, we had an outstanding payable to Frontier of $30.0 million (October 4, 2009 — $22.1 million).
DISCLOSURE CONTROLS
As stated in the Ontario Securities Commission National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.
An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at October 3, 2010. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934.
Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,
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and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at October 3, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.
Attestation Report of Independent Registered Public Accounting Firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Report to Shareholders, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as at October 3, 2010.
Changes in Internal Controls Over Financial Reporting
There have been no changes during fiscal 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
RISKS AND UNCERTAINTIES
In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.
Our ability to implement our strategies and plans
The growth of our business depends on the successful execution of our key strategic initiatives, specifically to maximize screenprint market share penetration, leverage our successful business model to further penetrate the mass-market retail channel, generate manufacturing and distribution cost reductions, and evaluate opportunities to re-invest and/or repatriate cash flow to our shareholders. We may not be able to successfully implement our growth strategy in the future. In spite of our core competencies and historical success in achieving market share penetration and sales growth, we may not succeed in growing our market share in the U.S. screenprint channels, in further penetrating the mass-market retail channel and in achieving further market penetration within our international markets or in pursuing other international market expansion opportunities. Success factors may be different and economic returns may be lower in new market channels and new geographical markets which the Company enters. Also, there can be no assurance that we do not encounter operational issues that may affect or disrupt our production or supply chain or that will be successful in optimizing our manufacturing and distribution cost reduction initiatives. In addition, our ability to generate cash flows from operations will depend on the success we have in executing our key strategic initiatives, which in turn will ultimately impact our ability to reinvest and repatriate or distribute cash flow to our shareholders. We may be unable to identify acquisition targets, successfully integrate a newly acquired business, or achieve expected synergies from such integration.
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Our ability to compete effectively
The apparel market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being key requirements for success. Our primary competitors are described more fully in the business description contained in this MD&A under the heading “Competitive Environment” in the section entitled “Our Business” in this MD&A.
Our ability to remain competitive in the areas of price, quality, service, marketing, manufacturing and distribution will, in large part, determine our future success. Increased competition may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices, the need for customer price incentives and other forms of marketing support to our customers, all of which could have an adverse effect on our profitability if we are unable to offset such negative impact with new business or cost reductions. There can be no assurance that we will be able to maintain or improve our competitive position.
Adverse changes in general economic conditions
Although we manufacture basic, non-fashion, frequent-replenishment products used by consumers in a wide variety of applications, general economic and financial conditions, globally or in one or more of the markets we serve, may adversely affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or if adverse financial conditions exist in the credit markets, as in the case of the global credit crisis in 2008 and 2009, this may lead to lower demand for our products resulting in sale volume reductions and lower selling prices, and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could adversely affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk. The nature and extent of the Company’s credit risks are described under the section “Financial Risk Management”.
Our reliance on a small number of significant customers
We rely on a small number of customers for a significant portion of our total sales. In fiscal 2010 our largest and second largest customers accounted for 21.0% and 14.3% (2009 — 18.6% and 15.5%) of total sales respectively, and our top ten customers accounted for 66.4% (2009 — 67.8%) of total sales. We expect that these customers will continue to represent a significant portion of our sales in the future.
Future sales volumes and profitability could be adversely affected should one or more of the following events occur:
•	a significant customer substantially reduces its purchases or ceases to buy from us, or Gildan elects to reduce its volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;

•	a large customer exercises its purchasing power to negotiate lower prices or to require Gildan to incur additional service and other costs;

•	further industry consolidation leads to greater customer concentration; and

•	a large customer encounters financial difficulties and is unable to meet its financial obligations.
Our customers do not commit to purchase minimum quantities
Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.
Our ability to anticipate evolving consumer preferences and trends
While we currently focus on basic, non-fashion products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan’s core competency of marketing and
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large-scale manufacturing of basic, non-fashion apparel products. If we are unable to successfully anticipate, identify or react to changing styles or trends or misjudge the market for our products, our sales could be negatively impacted and we may be faced with unsold inventory which could adversely impact our profitability.
Our ability to manage production and inventory levels effectively in relation to changes in customer demand
Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share, if we produce insufficient inventory to satisfy our customers’ demand for specific product categories as a result of underestimating market demand or not meeting production targets. Customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.
There are inherent uncertainties related to the valuation of inventory, and it is possible that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements which could have an adverse effect on our profitability.
Fluctuations and volatility in the price of raw materials used to manufacture our products
Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. In addition, fluctuations in crude oil or petroleum prices affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs and trims. As discussed under the heading entitled “Commodity Risk” in the “Financial Risk Management” section of this MD&A, the Company purchases cotton and polyester fibers through its yarn-spinning joint venture, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to eighteen months in advance of future delivery dates to establish fixed prices for cotton and cotton yarn purchases and reduce the effect of price fluctuations in the cost of cotton used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton price increases but would not be able to benefit from cotton price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or have not made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against cotton price increases, but will be in a position to benefit from any cotton price decreases. A significant increase in raw material costs, particularly cotton costs, could have a material adverse effect on our business, results of operations and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases adversely impact demand for the Company’s products. In addition, when the Company fixes its cotton costs for future delivery periods and the cost of cotton subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices in response to competitive pricing pressures which could adversely impact the Company’s results of operations.
Our dependence on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials. More specifically, we source cotton and polycotton yarns primarily from the United States from
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our joint venture and from a limited number of outside suppliers. Our business, financial condition or results of operations could be adversely affected if any of our principal yarn suppliers has difficulty sourcing cotton fibers, experience production disruptions, transportation disruptions or encounter financial difficulties.
Climate, political, social and economic risks in the countries in which we operate
The majority of our products are now manufactured in Central America, primarily in Honduras, and the Caribbean Basin. Some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.
The following conditions or events could disrupt our supply chain, interrupt production at our facilities, increase our cost of sales or result in capital expenditures:
•	fires, pandemics or natural disasters, such as hurricanes, floods and earthquakes;

•	political instability, labour unrest, war or terrorism;

•	disruptions in shipping and freight forwarding services;

•	interruptions in the availability of basic services and infrastructure, including power and water shortages.
Changes to international trade regulation
As a multinational corporation, we are affected by international trade legislation, bilateral trade agreements and trade preference programs in the countries in which we operate and source products. We have strategically positioned our manufacturing facilities to take advantage of a number of trade liberalization measures providing us duty free access to many of our markets. The Company relies on a number of trade agreements which provide duty free access to markets including the Caribbean Basin Trade Partnership Act and the Dominican Republic — Central America — United States Free Trade Agreement. Any changes to these agreements may negatively impact our competitive position in the countries in which we operate.
Most trade agreements provide for the application of safeguards in the form of reinstatement of normal duties if increased imports cause or threaten to cause substantial injury to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.
As trade liberalization continues, it is possible that new legislation or trade agreements may be enacted in the future either in the countries in which we operate, the markets in which we distribute our product or in countries in which our competition has operations. Any new legislation, trade agreements or trade measures introduced may negatively impact our competitive position in the countries in which we operate.
In addition, the Company is subject to customs audits in the various countries in which it operates. Although we believe that our customs compliance programs are effective, we cannot predict the outcome of any governmental audit.
Factors or circumstances that could increase our effective income tax rate
The Company benefits from a low overall effective corporate tax rate due to the majority of its global sales, marketing, and manufacturing operations being carried out in low tax rate jurisdictions in Central America and the Caribbean Basin. The Company’s income tax filing positions and income tax provisions are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company’s consolidated income tax provision and in
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valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a material adverse impact on the Company’s financial position, results of operations and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.
The Company’s overall effective income tax rate may also be adversely affected by the following: unanticipated changes to current domestic laws in the countries in which the Company operates; changes to the income tax treaties the Company currently relies on; changes in the location of the Company’s operations that would result in a higher proportion of taxable income being reported in higher tax rate jurisdictions; an increase in income tax rates; and, changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax.
Compliance with environmental, health and safety regulations
We are subject to various federal, state and local environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate concerning, among other things, wastewater discharges, storm water flows, and solid waste disposal. Our manufacturing plants generate small quantities of hazardous waste, which are either recycled or disposed of off-site. As part of our Corporate Environmental Policy, we monitor, control and manage environmental issues through policies including, but not limited to, the recycling and creation of measures for waste prevention, minimization, recovery and treatment at all stages of the production cycle including the off-site disposal of any hazardous waste. We believe that we are in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located.
In line with our commitment to the environment as well as to the health and safety of our employees we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. For fiscal 2010, the requirements with regard to environmental protection did not have a significant financial or operational impact on the Company’s capital expenditures, earnings and competitive position. Although we do not expect that the amount of these expenditures in the future will have a material adverse effect on our operations, financial condition or liquidity, there can be no assurance that future changes in federal, state, or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures or result in a disruption to our supply chain that could have a material adverse effect on our business. Similarly, the extent of our liability, if any, for past failures to comply with laws, regulations and permits applicable to our operations cannot be reasonably determined.
Our significant reliance on our information systems for our business operations
We place significant reliance on our information systems, including our JD Edwards Enterprise Resource Planning (ERP) system. We are preparing to upgrade our ERP system to the current release, Enterprise One, the first phase of which is expected to be implemented during fiscal 2012. We depend on our information systems to purchase raw materials and supplies, schedule and manage production, process transactions, summarize results, respond to customer inquiries, manage inventories and ship goods on a timely basis to our customers. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, security breaches, disasters or other causes. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements for our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could have a material adverse effect on our business.
Changes in our relationship with our employees or changes to domestic and foreign employment regulations
We employ more than 28,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers’ compensation rates and payroll taxes, would likely have a direct impact on our operating costs. The vast majority of our employees
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are employed outside of Canada and the United States. A significant increase in wage rates in the countries in which we operate could have a material impact on our operating costs. Our employees are currently not party to any collective bargaining agreement, except for approximately 900 employees at our Dominican Republic textile facility which are party to a three year collective bargaining agreement.
The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. If labour relations were to change or deteriorate at any of our major facilities, this could adversely affect the productivity and cost structure of the Company’s manufacturing operations.
Negative publicity as a result of violation in labour laws or unethical labour and other business practices
We are committed to ensuring that all of our manufacturing facilities comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of Worldwide Responsible Accredited Production (WRAP) and the Fair Labor Association (FLA). While the majority of our manufacturing operations are conducted through company-owned facilities, we also utilize third-party contractors to complement our vertically-integrated production. If one of our own manufacturing operations or one of our third-party contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other practices that would be viewed, in any market in which our products are sold, as unethical, we could suffer negative publicity which could impact our reputation and result in a loss of sales.
Our dependence on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in short order. The loss or interruption of the services of a key executive could have a material adverse effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract and retain key managers, sales people and others. We may not be able to attract or retain these employees, which could adversely affect our business.
Changes to and failure to comply with consumer product safety laws
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008, to the Flammable Fabrics Act, and to the rules and regulations promulgated pursuant to such statutes. Such laws provide for substantial penalties for non-compliance. Although enforcement of certain requirements is currently stayed, these statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children’s products, and for phthalate content in children’s sleepwear. Most recently, the Consumer Product Safety Commission announced implementation of third party testing and certification requirements for flammability of children’s apparel manufactured on or after November 16, 2010.
In Canada, we are subject to similar laws and regulations, the most significant of which is the Hazardous Products Act. In the European Union, we are also subject to product safety regulations, the most significant of which are imposed pursuant to the General Product Safety Directive. We are also subject to similar laws and regulations in the other jurisdictions in which our products are sold.
Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur capital and other costs, which may be significant, and non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties. Our customers may also require us to meet existing and additional consumer safety requirements, which may result in our inability to provide the products in the manner required. Although we believe that we are in compliance in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability, if any, for past failure to comply with the requirements set forth in any
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consumer product safety laws applicable to our operations, which are not known at this time, cannot be reasonably determined.
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Adjusted Net Earnings and Adjusted Diluted EPS
To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	2010	2009	2008

Net sales	1,311.5	1,038.3	1,249.7
Cost of sales	947.2	808.0	911.2

Gross profit	364.3	230.3	338.5
Selling, general and administrative expenses	154.7	134.8	142.8
Restructuring and other charges	8.7	6.2	5.5

Operating income	200.9	89.3	190.2
Financial expense (income), net	0.8	(0.3)	9.2
Non-controlling interest in consolidated joint venture	3.8	0.1	0.2

Earnings before income taxes	196.3	89.5	180.8
Income taxes	(1.9)	(5.8)	34.4

Net earnings	198.2	95.3	146.4

Adjustments for:
Restructuring and other charges	8.7	6.2	5.5
Income tax recovery on restructuring and other charges	(3.3)	(1.8)	(0.6)

Adjusted net earnings	203.6	99.7	151.3

Basic EPS	1.64	0.79	1.21
Diluted EPS	1.63	0.79	1.20
Adjusted diluted EPS	1.67	0.82	1.24

Certain minor rounding variances exist between the financial statements and this summary.
EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.
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(in $ millions)	2010	2009	2008

Net earnings	198.2	95.3	146.4
Restructuring and other charges	8.7	6.2	5.5
Depreciation and amortization	66.5	65.4	57.1
Variation of depreciation included in inventories	2.7	(2.4)	(1.0)
Interest, net	0.4	1.8	7.2
Income taxes	(1.9)	(5.8)	34.4
Non-controlling interest of consolidated joint venture	3.8	0.1	0.2

EBITDA	278.4	160.6	249.8

Certain minor rounding variances exist between the financial statements and this summary.
Free Cash Flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	2010	2009	2008

Cash flows from operating activities	301.6	169.2	238.9
Cash flows used in investing activities	(141.2)	(34.2)	(227.3)
Adjustments for:
Business acquisition	15.8	1.2	126.8
Restricted cash (reimbursed) paid related to a business acquisition	(0.3)	(4.0)	10.0

Free cash flow	175.9	132.2	148.4

Certain minor rounding variances exist between the financial statements and this summary.
Total Indebtedness and Cash in Excess of Total Indebtedness/Net Indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	2010	2009	2008

Current portion of long-term debt	—	(2.8)	(3.6)
Long-term debt	—	(1.6)	(49.4)

Total indebtedness	—	(4.4)	(53.0)
Cash and cash equivalents	258.4	99.7	12.4

Cash in excess of total indebtedness (Net indebtedness)	258.4	95.3	(40.6)

Certain minor rounding variances exist between the financial statements and this summary.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
FORWARD-LOOKING STATEMENTS
Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, cost reductions and efficiencies, gross margins, selling, general and administrative expenses, capital expenditures and the impact of non-recurring items. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;
GILDAN 2010 REPORT TO SHAREHOLDERS P.44

MANAGEMENT’S DISCUSSION AND ANALYSIS
•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
December 6, 2010
GILDAN 2010 REPORT TO SHAREHOLDERS P.45

CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 35 of the 2010 Annual Management’s Discussion and Analysis. Management is also responsible for the preparation and presentation of other financial information included in the 2010 Annual Report and its consistency with the Consolidated Financial Statements.
The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.
The Consolidated Financial Statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at October 3, 2010. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
December 6, 2010
GILDAN 2010 REPORT TO SHAREHOLDERS P.46

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.
We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the “Company”) and subsidiaries as at October 3, 2010 and October 4, 2009 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 3, 2010, October 4, 2009 and October 5, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at October 3, 2010 and October 4, 2009, and the results of their operations and their cash flows for the years ended October 3, 2010, October 4, 2009 and October 5, 2008, in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at October 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Montréal, Canada
December 6, 2010

* CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.
GILDAN 2010 REPORT TO SHAREHOLDERS P.47

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.
We have audited Gildan Activewear Inc.’s (the “Company”) internal control over financial reporting as at October 3, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at October 3, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 6, 2010 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Montréal, Canada
December 6, 2010

* CA Auditor permit no 20408	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.
GILDAN 2010 REPORT TO SHAREHOLDERS P.48

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED BALANCE SHEETS
As at October 3, 2010 and October 4, 2009
(in thousands of U.S. dollars)

	2010	2009

Current assets:
Cash and cash equivalents	$258,442	$99,732
Trade accounts receivable	145,684	159,645
Inventories (note 3)	332,542	301,867
Prepaid expenses and deposits	9,584	11,604
Other current assets	9,079	7,117

	755,331	579,965

Property, plant and equipment (note 4)	479,292	402,203
Assets held for sale (note 15)	3,246	6,544
Intangible assets (note 5)	61,321	69,092
Goodwill (note 2)	10,197	6,709
Other assets (note 6)	11,805	9,985

Total assets	$1,321,192	$1,074,498

Current liabilities:
Accounts payable and accrued liabilities	$186,205	$124,378
Income taxes payable	5,024	11,822
Current portion of long-term debt (note 8)	—	2,803

	191,229	139,003

Long-term debt (note 8)	—	1,584
Future income taxes (note 14)	4,476	15,854
Non-controlling interest in consolidated joint venture	11,058	7,272

Commitments and contingencies (note 12)

Shareholders’ equity (note 9):
Share capital	97,036	93,042
Contributed surplus	10,091	6,976

Retained earnings	982,764	784,519
Accumulated other comprehensive income	24,538	26,248

	1,007,302	810,767

	1,114,429	910,785

Total liabilities and shareholders’ equity	$1,321,192	$1,074,498

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: William D. Anderson)
Director	Director
Glenn J. Chamandy	William D. Anderson
GILDAN 2010 REPORT TO SHAREHOLDERS P.49

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands of U.S. dollars, except per share data)

	2010	2009	2008

Net sales	$1,311,463	$1,038,319	$1,249,711
Cost of sales (note 18(e))	947,206	807,986	911,242

Gross profit	364,257	230,333	338,469

Selling, general and administrative expenses	154,674	134,785	142,760
Restructuring and other charges (note 15)	8,705	6,199	5,489

Operating income	200,878	89,349	190,220

Financial expense (income), net (note 20(b))	751	(304)	9,240
Non-controlling interest in consolidated joint venture	3,786	110	230

Earnings before income taxes	196,341	89,543	180,750

Income taxes (note 14)	(1,904)	(5,786)	34,400

Net earnings	198,245	95,329	146,350

Other comprehensive loss, net of related income taxes (note 16)	(1,710)	—	—

Comprehensive income	$196,535	$95,329	$146,350

Earnings per share:
Basic EPS (note 17)	$1.64	$0.79	$1.21
Diluted EPS (note 17)	$1.63	$0.79	$1.20
See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.50

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, September 30, 2007	120,419	$88,061	$3,953	$26,248	$542,840	$661,102

Stock-based compensation related to stock options and Treasury restricted share units	—	—	2,965	—	—	2,965
Shares issued under employee share purchase plan	21	720	—	—	—	720
Shares issued pursuant to exercise of stock options	81	418	—	—	—	418
Shares issued pursuant to vesting of Treasury restricted share units	15	190	(190)	—	—	—
Share repurchases	—	(12)	—	—	—	(12)
Net earnings	—	—	—	—	146,350	146,350

Balance, October 5, 2008	120,536	$89,377	$6,728	$26,248	$689,190	$811,543

Stock-based compensation related to stock options and Treasury restricted share units	—	—	3,007	—	—	3,007
Shares issued under employee share purchase plan	58	781	—	—	—	781
Shares issued pursuant to exercise of stock options	54	125	—	—	—	125
Shares issued pursuant to vesting of Treasury restricted share units	315	2,759	(2,759)	—	—	—
Net earnings	—	—	—	—	95,329	95,329

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785

Stock-based compensation related to stock options and Treasury restricted share units	—	—	4,081	—	—	4,081
Recovery related to repricing of stock options previously exercised (note 10(b))	—	—	1,159	—	—	1,159
Shares issued under employee share purchase plan	24	628	—	—	—	628
Shares issued pursuant to exercise of stock options	183	1,251	(10)	—	—	1,241
Shares issued pursuant to vesting of Treasury restricted share units	182	2,115	(2,115)	—	—	—
Other comprehensive loss (note 16)	—	—	—	(1,710)	—	(1,710)
Net earnings	—	—	—	—	198,245	198,245

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429

See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.51

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(in thousands of U.S. dollars)

	2010	2009	2008

Cash flows from (used in) operating activities:
Net earnings	$198,245	$95,329	$146,350
Adjustments for:
Depreciation and amortization (note 18(b))	66,472	65,407	57,135
Variation of depreciation included in inventories (note 18(b))	2,725	(2,437)	(957)
Restructuring charges related to assets held for sale and property, plant and equipment (note 15)	4,351	976	2,174
Loss on disposal of property, plant and equipment	842	561	1,369
Stock-based compensation costs	4,081	3,007	2,965
Future income taxes (note 14)	(11,427)	(2,434)	(15,885)
Non-controlling interest	3,786	110	230
Unrealized net loss (gain) on foreign exchange and financial derivatives not designated as cash flow hedges	846	(1,012)	(2,222)
Realized gain on financial derivatives included in other comprehensive income, net of amounts reclassified to net earnings	684	—	—

	270,605	159,507	191,159
Changes in non-cash working capital balances:
Trade accounts receivable	16,018	45,608	8,622
Inventories	(32,280)	16,742	(31,178)
Prepaid expenses and deposits	2,020	(1,191)	(881)
Other current assets	(168)	2,743	1,641
Accounts payable and accrued liabilities	52,127	(22,731)	25,700
Income taxes payable	(6,771)	(31,499)	43,802

	301,551	169,179	238,865
Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term credit facility	—	(45,000)	(4,000)
Decrease in bank indebtedness	—	—	(2,739)
Increase in other long-term debt	43	44	2,805
Repayment of other long-term debt	(4,430)	(3,661)	(5,461)
Proceeds from the issuance of shares	1,869	906	1,138
Repurchase of shares	—	—	(12)
Recovery related to repricing of stock options previously exercised (note 10(b))	1,159	—	—

	(1,359)	(47,711)	(8,269)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(126,855)	(43,877)	(85,440)
Purchase of intangible assets	(1,026)	(1,061)	(11,590)
Business acquisition (note 2)	(15,850)	(1,196)	(126,819)
Restricted cash related to a business acquisition (note 2)	254	3,958	(10,000)
Proceeds on disposal of assets held for sale	4,708	6,349	3,736
Net (increase) decrease in other assets	(2,477)	1,629	2,826

	(141,246)	(34,198)	(227,287)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(236)	105	(202)

Net increase in cash and cash equivalents during the year	158,710	87,375	3,107
Cash and cash equivalents, beginning of year	99,732	12,357	9,250

Cash and cash equivalents, end of year	$258,442	$99,732	$12,357

Supplemental disclosure of cash flow information (note 18(a))
See accompanying notes to consolidated financial statements.
GILDAN 2010 REPORT TO SHAREHOLDERS P.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended October 3, 2010, October 4, 2009 and October 5, 2008
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)
Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2010, 2009 and 2008 represent the fiscal years ended October 3, 2010, October 4, 2009 and October 5, 2008, respectively.
1. SIGNIFICANT ACCOUNTING POLICIES:
The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s functional currency is the U.S. dollar. The principal accounting policies of the Company are summarized as follows:
(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements also include the accounts of a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns LLC (“CanAm”), as the Company is considered the primary beneficiary of this entity. All significant intercompany balances and transactions have been eliminated on consolidation.
(b)	Future accounting standards:

Business combinations:

In January 2009, the Accounting Standards Board (“AcSB”) issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and is generally equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration transferred, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business combinations be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company expects to early adopt Section 1582 in fiscal 2011.
GILDAN 2010 REPORT TO SHAREHOLDERS P.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(b)	Future accounting standards (continued):

Consolidated financial statements and non-controlling interests:

In January 2009, the AcSB issued Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Instead, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company expects to early adopt these Sections in fiscal 2011, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.

International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, is substantially complete, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

(c)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(d)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

(e)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overheads to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.
GILDAN 2010 REPORT TO SHAREHOLDERS P.54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(f)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Manufacturing Equipment	10% to 33%
Other Equipment	10% to 50%
Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date. Depreciation on these assets commences when the assets are put into service.
(g)	Assets held for sale:
Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company’s commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.
(h)	Intangible assets:
Intangible assets consist of computer software recorded at cost and acquired customer contracts and customer relationships. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate

Customer contracts and customer relationships	5%
Computer software	25%
The costs of information technology projects including internally developed computer software are capitalized and included in intangible assets commencing at the point at which the following criteria are met: the technical feasibility of completing the projects have been achieved so that the software will be available for use; the Company intends to complete the information technology projects and is capable of using the software internally; the software will generate probable future economic benefits; the Company has adequate technical, financial and other resources to complete development of the projects; and the Company has the ability to reliably measure the expenditures attributable to the information technology projects during development. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable or projects that do not meet the above criteria. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs.
(i)	Goodwill:
Goodwill recorded in connection with business combinations represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.
GILDAN 2010 REPORT TO SHAREHOLDERS P.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(j)	Impairment of long-lived assets:
Long-lived assets consisting of property, plant and equipment and intangible assets with finite lives are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.
(k)	Foreign currency translation:
Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than U.S. dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.
The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings. The Company does not currently have any self-sustaining foreign subsidiaries.
(l)	Revenue recognition:
Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and when the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.
(m)	Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, transportation costs incurred until the receipt of finished goods at the Company’s distribution facilities, and outbound freight to customers. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfer of inventories, inventory write-downs, and customs and duties.
Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense and outbound freight to customers from cost of sales.
(n)	Selling, general and administrative expenses:
Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation and amortization expense, and other general and administrative expenses. SG&A expenses also include amortization of customer-related intangible assets and bad debt expense.
(o)	Advertising and product introduction expenditures:
Advertising and co-op advertising expenses are expensed as incurred in selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as identifiable contractual rights which are enforceable and recoverable. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.
GILDAN 2010 REPORT TO SHAREHOLDERS P.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(p)	Cotton and yarn procurements:
The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.
(q)	Financial instruments and hedging relationships:
All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Financial assets and liabilities measured at fair value use a fair value hierarchy to prioritize the inputs used in measuring fair value. Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in net earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a cash flow hedge, when hedging instruments become ineffective before their maturity or the hedging relationship is terminated, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting are carried forward to be recognized in net earnings in the same period as the hedged item affects net earnings, to the extent that it is probable that the forecasted cash flows will occur. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in net earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.
When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items.
(r)	Comprehensive income:
Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments.
GILDAN 2010 REPORT TO SHAREHOLDERS P.57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(s)	Income taxes:
The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and a valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized. Future income tax assets and future income tax liabilities are offset if they relate to the same taxable entity and the same taxation authority.
The Company’s income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company’s tax position will no longer be upheld.
(t)	Stock-based compensation and other stock-based payments:
The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant, net of estimated forfeitures, and is expensed over the award’s vesting period. The fair value of stock options granted is estimated on the date of grant using the Black-Scholes pricing model, and the fair value of Treasury restricted share units granted is equal to the market price of the common shares of the Company on the date of grant. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company’s shares at the vesting date, net of estimated forfeitures, and is expensed over the award’s vesting period. The offsetting liability is marked to the underlying market price until the vesting date with any changes in the market value of the Company’s shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.
For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.
(u)	Employee future benefits:
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.
The Company maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.
GILDAN 2010 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SIGNIFICANT ACCOUNTING POLICIES (continued):
(v)    Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options and the issuance of Treasury restricted share units, if dilutive. The number of additional shares is calculated by assuming that all outstanding options are exercised and all outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds under the treasury stock method, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized stock-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.
(w)   Environmental expenditures:
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.
The Company may be obliged to incur certain future removal and site restoration costs should it decide to discontinue some of its activities. Where there is a legal obligation associated with the retirement of property, plant and equipment, and the fair value of the obligation can be reasonably estimated, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no recognized asset retirement obligations as at October 3, 2010 and October 4, 2009 as the Company plans to continue its activities for an indeterminate period and the range of possible methods of restoration are not conclusive at this time. As such, the information available to the Company is insufficient to reasonably estimate the fair value of a conditional asset retirement obligation.
(x)    Business acquisitions:
The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.
(y)    Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.
Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, sales promotional programs, inventory valuation, recoverability of long-lived assets, income tax assets and liabilities, and business acquisitions and goodwill.
GILDAN 2010 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BUSINESS ACQUISITIONS:
Shahriyar Fabric Industries Limited
Effective March 31, 2010, the Company acquired 100% of the common shares of Shahriyar Fabric Industries Limited (“Shahriyar”), a vertically-integrated knitting, dyeing, finishing, cutting and sewing facility for the manufacture of high-quality ring-spun T-shirts near Dhaka, Bangladesh, for a total consideration of $15.9 million. The purpose of the acquisition was to begin the development over time of a vertically-integrated manufacturing hub in Asia, to position the Company to pursue geographic markets in Asia and Europe.
The Company accounted for this acquisition using the purchase method and the results of Shahriyar have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair value and taking into account all relevant information available at that time.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$1,392
Inventories	1,120
Other current assets	1,383
Property, plant and equipment	12,181

16,076
Liabilities assumed:
Accounts payable and accrued liabilities	(3,714)

Net identifiable assets acquired	12,362
Goodwill	3,488

Purchase price	$15,850

Consideration:
Payment to shareholders	$3,250
Repayment of debt on behalf of the selling shareholders at closing	12,000
Transaction costs	600

$15,850

The Company’s repayment of the debt on behalf of the selling shareholders at closing was funded through a new short term banking facility of $12 million. This facility bears interest at 9.5% per annum, and is secured by a restricted cash deposit. As at October 3, 2010, the amount drawn under the short-term banking facility amounted to $9.9 million and the corresponding balance of the restricted cash deposit amounted to $9.9 million. The Company has offset the amounts owing under the short term banking facility against the collateral deposit in the consolidated balance sheet since the Company has the legal right of offset and intends to use the collateral deposit to repay the bank facility in 2011.
Goodwill recorded in connection with this acquisition is not deductible for tax purposes.
GILDAN 2010 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BUSINESS ACQUISITIONS (continued):
V.I. Prewett & Son, Inc.
On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (“Prewett”), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.
The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million, which was disbursed in the fourth quarter of fiscal 2009, and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow balance to $5.8 million as at October 3, 2010. The escrow deposit of $5.8 million (October 4, 2009 — $6.0 million) is included in other assets on the consolidated balance sheet. The remaining contingent purchase price may be subject to further reductions during fiscal 2011. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.
The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.
The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Trade accounts receivable	$28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196

161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)

(39,967)

Net identifiable assets acquired	121,306
Goodwill	6,709

Purchase price	$128,015

Consideration:
Cash	$125,294
Transaction costs	1,525
Deferred payment disbursed in fiscal 2009	1,196

$128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.
GILDAN 2010 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. INVENTORIES:
Inventories were comprised of the following:

	2010	2009

Raw materials and spare parts inventories	$54,353	$43,078
Work in process	37,305	24,576
Finished goods	240,884	234,213

	$332,542	$301,867

The amount of inventory recognized as an expense and included in cost of sales was $928.9 million (2009 — $795.0 million), which included an expense of $7.1 million (2009 — $8.1 million) related to the write-down of inventory to net realizable value.
4. PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2010	Cost	depreciation	value

Land	$28,993	$—	$28,993
Buildings and improvements	175,908	42,010	133,898
Manufacturing equipment	413,287	176,686	236,601
Other equipment	73,486	38,005	35,481
Assets not in service	44,319	—	44,319

	$735,993	$256,701	$479,292

		Accumulated	Net book
2009	Cost	depreciation	value

Land	$17,152	$—	$17,152
Buildings and improvements	146,823	34,798	112,025
Manufacturing equipment	363,672	172,471	191,201
Other equipment	71,517	14,875	56,642
Assets not in service	25,183	—	25,183

	$624,347	$222,144	$402,203

Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.
GILDAN 2010 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. INTANGIBLE ASSETS:

		Accumulated	Net book
2010	Cost	amortization	value

Customer contracts and customer relationships	$63,526	$9,966	$53,560
Computer software	26,453	18,692	7,761

	$89,979	$28,658	$61,321

		Accumulated	Net book
2009	Cost	amortization	value

Customer contracts and customer relationships	$63,526	$6,769	$56,757
Computer software	25,427	13,092	12,335

	$88,953	$19,861	$69,092

6. OTHER ASSETS:

	2010	2009

Restricted cash related to the acquisition of Prewett (note 2)	$5,788	$6,042
Long-term prepaid expenses and other	5,064	2,689
Long-term non-trade receivable	953	1,254

	$11,805	$9,985

7. REVOLVING LINE OF CREDIT:
The Company’s joint venture, CanAm, has a revolving line of credit in the amount of $4.0 million. Borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (2.29% at October 3, 2010; 2.26% at October 4, 2009). The line of credit is secured by a first ranking security interest on the assets of CanAm. There were no amounts drawn under the line of credit at October 3, 2010 and October 4, 2009.
GILDAN 2010 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8. LONG-TERM DEBT:
As at October 3, 2010, the Company had no long-term debt outstanding. The balance of long-term debt outstanding as at October 4, 2009, which was repaid in its entirety during fiscal 2010, was as follows:

2009

Secured:
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50% (2.76% at October 4, 2009), secured by assets (a)	$3,162
Municipal bonds, repayable in annual instalments, bearing interest at variable rates (3.05% at October 4, 2009), secured by building and equipment (b)	714

3,876
Current portion of secured debt	2,348

$1,528

Unsecured:
Term loans, bearing interest at rates up to 4% per annum	$511
Current portion of unsecured debt	455

$56

Total secured and unsecured long-term debt	$1,584

(a)	The term loan had been entered into by CanAm. The property, plant and equipment of CanAm served as collateral for the long-term borrowings of CanAm. Other creditors of CanAm did not have any recourse to the general credit of the Company.

(b)	As a result of the acquisition of Kentucky Derby Hosiery Co., Inc. (“Kentucky Derby”) in fiscal 2006, the Company assumed the obligations entered into by Kentucky Derby. The property, plant and equipment of Kentucky Derby served as collateral for the long-term borrowings of Kentucky Derby.
The Company has a committed revolving term credit facility for a maximum of $400.0 million, which matures in June 2013. The facility is unsecured. There were no amounts drawn under this facility at October 3, 2010 and October 4, 2009. In addition, an amount of $12.7 million (October 4, 2009 - $0.2 million) has been committed against this facility to cover various letters of credit as described in note 13.
Under various financing arrangements with its bankers and other long-term lenders, including the revolving term credit facility, the Company is required to meet certain financial covenants. The Company was in compliance with all of these financial covenants as at October 3, 2010 and October 4, 2009.
GILDAN 2010 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. SHAREHOLDERS’ EQUITY:
(a)	The Board of Directors has approved a shareholder rights plan to replace the previous plan that expired on December 1, 2010, which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value. It will be submitted for ratification by shareholders at the Company’s annual and special meeting of shareholders to be held on February 9, 2011.

(b)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26.2 million, which is reflected in the accumulated other comprehensive income. In addition, accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the period.

(c)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 3, 2010 and October 4, 2009 none of the first and second preferred shares were issued. Common shares, authorized without limit as to number and without par value.

Issued:

As at October 3, 2010, there were 121,351,998 common shares (October 4, 2009 — 120,963,028) issued and outstanding.
10. STOCK-BASED COMPENSATION:
(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 3, 2010, a total of 243,702 shares (2009 — 219,353) were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2009 — $0.1 million; 2008 — $0.1 million) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 3, 2010, 2,760,661 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options granted since fiscal 2007 vest equally beginning on the second, third, fourth and fifth anniversary of the grant date, with the exception of a special one-time award of 409,711 options which cliff vest on the fifth anniversary of the grant date, and expire no more than seven or ten years after the date of the grant. All options granted prior to fiscal 2007 have fully vested.
GILDAN 2010 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

As previously disclosed, an internal review of all stock option grants made by the Company since its initial public offering in 1998 was conducted by a special committee of independent directors of the Board. As a result of this review, the Company determined that certain stock options granted to employees, officers and directors during fiscal years 1999 to 2003 had been awarded at prices which were inconsistent with the terms of the Company’s LTIP in effect at the time, as well as with certain requirements of the Toronto Stock Exchange. The special committee of the Board concluded that there had been no intention of wrongdoing on the part of any current or former director or senior officer in the granting of stock options during the aforesaid period. However, current directors and senior executive officers who inadvertently benefitted from more favourable pricing of stock options have voluntarily reimbursed the Company for any excess gains and have agreed to the repricing of unexercised options. In addition, the Company has pursued all reasonable avenues for recoveries from other parties. The steps taken by the Company resulted in: (i) the Company increasing the exercise price of 261,440 unexercised vested stock options during the second quarter, resulting in a $0.2 million increase in the aggregate exercise value of the unexercised stock options, or representing an increase to the weighted average exercise price for these stock options of $0.77 (from $6.18 to $6.95), and also resulting in an increase of $0.10 to the weighted average exercise price of all options outstanding as at April 4, 2010 (from $18.76 to $18.86), and; (ii) the Company recovering $2.2 million in cash, including $1.1 million from current senior officers during the second quarter relating to stock options that were previously exercised, and $1.1 million from other parties during the first quarter. Amounts recovered in cash from current senior officers have been recorded as a credit to contributed surplus. No adjustment is required to prior year financial statements under either Canadian or U.S. GAAP.

Changes in outstanding stock options were as follows:

		Weighted average
	Number	exercise price
	(in Canadian dollars)

Options outstanding, October 5, 2008	878	$14.23
Granted	233	23.48
Exercised	(54)	2.58
Forfeited	(47)	30.75

Options outstanding, October 4, 2009	1,010	16.21
Granted	498	21.77
Exercised	(183)	7.06
Forfeited	(26)	26.87

Options outstanding, October 3, 2010	1,299	$19.57

The weighted average fair value of each option granted was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	2.69%	3.06%	4.17%
Expected volatility	42.48%	34.98%	30.73%
Expected life	7.1 years	5.25 years	4.68 years
Expected dividend yield	—	—	—

The grant date weighted average fair value of options granted in fiscal 2010 was $8.51 (2009 — $9.24; 2008 — $13.02).
GILDAN 2010 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options outstanding and exercisable at October 3, 2010:

	Options outstanding			Options exercisable
			Weighted
Range of exercise		Weighted average	average remaining		Weighted average
prices	Number	exercise price	contractual life (yrs)	Number	exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)
$5.00 - $5.72	51	$5.33	1.09	51	$5.33
$6.88 - $7.55	125	6.89	0.37	125	6.89
$8.64 - $8.72	214	8.65	0.34	214	8.65
$20.12 - $23.49	696	22.26	7.49	—	—
$27.17 - $39.39	213	32.64	3.44	136	31.46

	1,299	$19.57		526	$13.79

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of at least 50% of the Treasury RSUs are dependent upon the fiscal performance of the Company relative to a benchmark group of Canadian publicly listed companies, or as determined by the Board of Directors.

Changes in outstanding Treasury RSUs were as follows:

		Weighted
		average fair
	Number	value per unit

Treasury RSUs outstanding, October 5, 2008	978	$17.43
Granted	181	11.11
Settled through the issuance of common shares	(315)	8.75
Forfeited	(86)	26.75

Treasury RSUs outstanding, October 4, 2009	758	18.48
Granted	202	18.57
Settled through the issuance of common shares	(182)	11.64
Forfeited	(30)	24.17

Treasury RSUs outstanding, October 3, 2010	748	$19.93

As at October 3, 2010, none (2009 — 20,000) of the outstanding Treasury RSUs were vested for which shares were issued subsequent to year-end. The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, was $4.1 million (2009 — $3.0 million; 2008 — $3.0 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.
GILDAN 2010 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. STOCK-BASED COMPENSATION (continued):
(b)	Stock options and restricted share units (continued):

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(3)
Forfeited	(17)

Non-Treasury RSUs outstanding, October 4, 2009	185
Granted	214
Settled	(70)
Forfeited	(16)

Non-Treasury RSUs outstanding, October 3, 2010	313

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they are expected to be settled in cash at the end of the vesting period. The settlement amount is based on the Company’s stock price at the vesting date. Beginning in fiscal 2010, 100% of Non-Treasury RSUs awarded to executive officers are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of Non-Treasury RSUs awarded to executive officers can vest if exceptional financial performance is achieved. As of October 3, 2010, the weighted average fair value per non-Treasury RSU was $28.04. Non-Treasury RSUs that are expected to be settled in cash are non-dilutive as no common shares are issued from treasury. As at October 3, 2010, 18,911 (2009 — 47,170) of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, was $2.9 million (2009 — $0.8 million; 2008 — $0.3 million). The total obligation under this plan as at October 3, 2010, is $3.1 million (October 4, 2009 — $1.7 million) and is recorded in accounts payable and accrued liabilities.
11. DEFERRED SHARE UNIT PLAN:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units (“DSUs”). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 3, 2010, there were 53,602 (2009 — 36,086) DSUs outstanding at a value of $1.5 million (2009 — $0.7 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses.
Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, October 5, 2008	19
Granted	17

DSUs outstanding, October 4, 2009	36
Granted	18

DSUs outstanding, October 3, 2010	54

GILDAN 2010 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. COMMITMENTS AND CONTINGENCIES:
(a)	The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2011	$9,190
2012	6,447
2013	5,889
2014	4,561
2015	4,028
Thereafter	16,114

$46,229

(b)	As at October 3, 2010, there were contractual obligations outstanding of approximately $76.1 million for the acquisition of property, plant and equipment (2009 — $60.0 million).

(c)	During fiscal 2010, the United States Department of Agriculture advanced $3.1 million (October 4, 2009 — $4.3 million) to CanAm in connection with a subsidy program with the intent of assisting domestic spinning and textile manufacturers. Amounts received under this program are based on U.S. cotton consumption. The assistance provided is not repayable, provided that eligible capital investments are incurred over a certain period of time for amounts equivalent to the assistance received. All amounts received are recorded as deferred income and are included in accounts payable and accrued liabilities until there is reasonable assurance that eligible capital investments will be incurred. Once reasonable assurance is obtained, the amounts recorded in deferred income are recognized and proportionately allocated as a reduction of cost of goods sold and property, plant and equipment, using the intent of the subsidy program as a basis for the allocation. During fiscal 2010, the Company recognized $6.0 million of the subsidies received to date as a reduction of cost of goods sold, partially offset by a charge of $3.0 million to non-controlling interest in the Company’s consolidated statement of earnings to reflect the 50% non-controlling interest of the amount recognized. In addition, the Company recorded $0.7 million as a reduction of capital expenditures, and $0.7 million as a reduction of inventories as at October 3, 2010. As at October 3, 2010, financial assistance received in the amount of $3.1 million, $3.9 million, and $0.4 million is to be disbursed by CanAm no later than February 2011, February 2012 and February 2013, respectively, to finance eligible capital expenditures.

(d)	Securities Class Actions:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by the Company and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
GILDAN 2010 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. COMMITMENTS AND CONTINGENCIES (continued):
(d)	Securities Class Actions (continued):

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a motion requesting permission to amend the petition was filed on April 6, 2010, to align the allegations in said petition with those pleaded in the Ontario action. A case management judge has been appointed but no date has been set yet for the case conference.

On August 3, 2010, the Company announced it had entered into an agreement to settle all claims raised in these proposed class action lawsuits, subject to final approval from the courts. In consideration of the dismissal of the proposed class actions currently pending before all three courts and releases from the proposed class members of the claims against the Company and certain of its senior executives, the settlement agreement provides for a total amount of $22.5 million to be paid into an escrow account for distribution to the proposed class members. The settlement is conditional on the courts’ approval and subject to the Company’s option to terminate the settlement in the event valid opt-outs by the proposed class members exceed a pre-agreed confidential opt-out threshold. Under this agreement, the Company would have no financial obligation as the settlement would be entirely funded by the Company’s insurers, and therefore no provision has been recorded in the Consolidated Financial Statements.

In the event the Company would elect to terminate the settlement agreement because valid opt-outs by proposed class members exceed the pre-agreed opt-out threshold, or if the courts would not provide final approval of the settlement, the parties would revert to their litigation positions immediately prior to the execution of the settlement agreement. If such event would occur, the Company would continue to strongly contest the basis upon which these actions are predicated and would vigorously defend its position. Under this scenario, due to the inherent uncertainties of litigation, it would not be possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any.

(e)	The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.
13. GUARANTEES:
The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 3, 2010, the maximum potential liability under these guarantees was $21.8 million (2009 — $10.0 million), of which $5.1 million (2009 — $4.7 million) was for surety bonds and $16.7 million (2009 — $5.3 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, the corporate guarantees and standby letters of credit mature at various dates in fiscal 2011.
As at October 3, 2010, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.
GILDAN 2010 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. INCOME TAXES:
The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2010	2009	2008

Combined basic Canadian federal and provincial income taxes	$59,533	$27,884	$56,114

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(70,105)	(32,181)	(51,292)
Income tax charge (recovery) for prior taxation years	2,322	(6,085)	26,906
Effect of non-deductible expenses and other	6,346	4,596	2,672

	$(1,904)	$(5,786)	$34,400

The income tax recovery of $6.1 million in fiscal 2009, relates to previously unrecognized tax positions of prior taxation years.
In fiscal 2009, the Canada Revenue Agency (CRA) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns. In fiscal 2008, the CRA completed an audit of the Company’s income tax returns for the 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of the Company’s transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. On December 10, 2008, the Company reached an agreement with the CRA, which resulted in a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company’s assets to its Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in fiscal 2008 through a charge to income tax expense of $26.9 million, including a provision for provincial taxes, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit. During fiscal 2009, the Company made payments of $24.8 million to the CRA and a provincial tax authority, as part of this agreement. In the first quarter of fiscal 2010, the Company made payments of $13.4 million for the provincial component of the agreement described above.
The components of income tax (recovery) expense are as follows:

	2010	2009	2008

Current income taxes	$9,523	$(3,352)	$50,285
Future income taxes	(11,427)	(2,434)	(15,885)

	$(1,904)	$(5,786)	$34,400

GILDAN 2010 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. INCOME TAXES (continued):
Significant components of the Company’s future income tax assets and liabilities are as follows:

	2010	2009

Future income tax assets (liabilities)
Non-capital losses	$12,778	$3,817
Taxable temporary differences related to:
Reserves and accruals	6,340	6,634
Property, plant and equipment and intangible assets	(25,614)	(26,699)
Other	2,020	394

Net future income tax liability (presented as long-term liabilities)	$(4,476)	$(15,854)

As at October 3, 2010, the Company has non-capital loss carryforwards available to reduce future taxable income for Canadian, and U.S. tax purposes of approximately CAD$11.4 million and $11.1 million, respectively, expiring between 2022 and 2030, for which no future tax asset has been recognized.
The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.
15. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	2010	2009	2008

Loss (gain) on disposal of assets held for sale	$37	$(619)	$(526)
Accelerated depreciation	2,488	—	—
Asset impairment loss and write-down of assets held for sale	1,826	1,595	2,700
Employee termination costs and other benefits	744	2,180	400
Other exit costs	3,705	3,120	3,470
Adjustment for employment contract	(95)	(77)	(555)

	$8,705	$6,199	$5,489

During the first quarter of fiscal 2010, the Company announced plans to consolidate its existing distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina. These plans have resulted in the closure of its leased retail distribution facility in Martinsville, Virginia and its retail distribution facility in Fort Payne, Alabama. The costs incurred in connection with this initiative have been recorded as restructuring and other charges, including accelerated depreciation resulting from a change in estimate for the remaining economic lives of certain distribution long-lived assets. The Company has also recorded restructuring charges in fiscal 2010 and 2009 relating to manufacturing facilities that were closed in fiscal 2009 and in previous years.
For fiscal 2010, restructuring and other charges totalled $8.7 million, mainly relating to the consolidation of retail distribution facilities mentioned above, including $2.5 million of accelerated depreciation, an asset impairment loss of $1.8 million, and $0.7 million of employee termination costs. The Company also incurred other exit costs of $3.7 million for fiscal 2010 including inventory transfer costs, carrying and dismantling costs, and lease termination costs.
For fiscal 2009, restructuring and other charges totalled $6.2 million which included $3.7 million for the closure of the Company’s U.S. sock finishing operations, and $3.1 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs, net of a gain of $0.6 million relating to assets held for sale.
GILDAN 2010 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE (continued):
Restructuring charges of $5.5 million in fiscal 2008 included $2.1 million relating to the consolidation of the Company’s Haiti sewing operation, and $4.5 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, partially offset by a gain on disposal of assets held for sale of $0.5 million. The Company also had a recovery of $0.6 million from the obligations accrued for an employment contract with a former executive of the Company.
Assets held for sale of $3.2 million as at October 3, 2010 (October 4, 2009 — $6.5 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any fair value adjustments and gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract, as follows:

Balance, October 5, 2008	$1,993
Employee termination and other benefits	2,180
Adjustment for employment contract	(77)
Foreign exchange adjustment	(25)
Payments	(2,385)

Balance, October 4, 2009	1,686
Employee termination and other benefits	744
Adjustment for employment contract	(95)
Foreign exchange adjustment	34
Payments	(915)

Balance, October 3, 2010	$1,454

16. OTHER COMPREHENSIVE INCOME (LOSS):
Other comprehensive income (loss) was comprised of the following:

	2010	2009	2008

Net gain on derivatives designated as cash flow hedges (net of income tax of $22)	$2,129	$—	$—

Amounts reclassified from other comprehensive income to net earnings, and included in:
Net sales (net of income tax of $27)	(2,661)	—	—
Selling, general and administrative expenses (net of income tax of $7)	(694)	—	—
Financial income, net (net of income tax of $5)	(484)	—	—

Other comprehensive loss	$(1,710)	$—	$—

As at October 3, 2010, approximately $2.4 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.
GILDAN 2010 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. EARNINGS PER SHARE:
A reconciliation between basic and diluted earnings per share is as follows:

	2010	2009	2008

Basic earnings per share:
Basic weighted average number of common shares outstanding	121,159	120,811	120,479

Basic earnings per share	$1.64	$0.79	$1.21

Diluted earnings per share:
Basic weighted average number of common shares outstanding	121,159	120,811	120,479
Plus dilutive impact of stock options and Treasury RSUs	821	624	1,143

Diluted weighted average number of common shares outstanding	121,980	121,435	121,622

Diluted earnings per share	$1.63	$0.79	$1.20

Excluded from the above calculation for the year ended October 3, 2010 are 612,144 stock options (2009 — 452,093; 2008 — 125,208) and 16,375 Treasury RSUs (2009 — 236,934; 2008 — 25,575) which were deemed to be anti-dilutive.
18. OTHER INFORMATION:
(a)	Supplemental cash flow disclosure:

	2010	2009	2008

Cash paid during the year for:
Interest	$638	$2,028	$7,866
Income taxes	16,443	30,419	5,867

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	2,099	627	1,720
Proceeds on disposal of long-lived assets in other assets	427	808	1,382
Proceeds on disposal of long-lived assets in other current assets	—	456	—
Business acquisition in accounts payable and accrued liabilities	—	—	1,196

Non-cash ascribed value credited to share capital from shares issued pursuant to vesting of Treasury RSUs and exercise of stock options	2,125	2,759	190
GILDAN 2010 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
18. OTHER INFORMATION (continued):
(a)	Supplemental cash flow disclosure (continued):

	2010	2009	2008

Cash and cash equivalents consist of:
Cash balances with banks	$196,279	$92,608	$8,068
Short-term investments, bearing interest at rates up to 0.25% at October 3, 2010, up to 0.12% at October 4, 2009 and up to 2.22% at October 5, 2008	62,163	7,124	4,289

	$258,442	$99,732	$12,357

(b) Depreciation and amortization:

	2010	2009	2008

Depreciation and amortization of property, plant and equipment and intangible assets	$66,472	$65,407	$57,135
Adjustment for the variation of depreciation of property, plant and equipment and intangible assets included in inventories at the beginning and end of the period	2,725	(2,437)	(957)

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$69,197	$62,970	$56,178

Consists of:
Depreciation of property, plant and equipment	$60,378	$53,925	$48,809
Amortization of intangible assets	8,797	8,843	7,148
Amortization of deferred financing costs and other	22	202	221

Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$69,197	$62,970	$56,178

(c) The following items were included in the determination of the Company’s net earnings:

	2010	2009	2008

Defined contribution expense	$1,380	$1,447	$1,827
Bad debt expense	2,430	5,995	4,543

(d)	During fiscal 2010, the Company expensed $9.1 million (2009 — $7.1 million; 2008 — $6.1 million) in cost of sales, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. As at October 3, 2010, an amount of $10.2 million (October 4, 2009 — $9.5 million) has been included in accounts payable and accrued liabilities.

(e)	During the fourth quarter of fiscal 2010, the Company received business interruption insurance proceeds of $8.0 million, reflecting the maximum insurance recovery available under its insurance policy related to the earthquake which struck Haiti on January 12, 2010. The earthquake impacted the Company’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility, which resulted in lost sales opportunities due to a temporary loss of production, as well as incremental costs related to supply chain inefficiencies. Business interruption proceeds have been recorded as a reduction of cost of sales in the statement of earnings.
GILDAN 2010 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. RELATED PARTY TRANSACTIONS:
The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2010	2009	2008

Transactions:
Yarn purchases	$156,761	$149,754	$138,642
Management fee expense	750	750	750
Balances outstanding:
Accounts payable and accrued liabilities	30,050	22,129	32,445

20. FINANCIAL INSTRUMENTS:
Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at October 3, 2010, which is included in the Report to Shareholders along with these consolidated financial statements. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.
(a)	Financial instruments — carrying values and fair values:
The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Held-for-trading financial assets:
Cash and cash equivalents	$258,442	$258,442	$99,732	$99,732
Loans and receivables:
Trade accounts receivable	145,684	145,684	159,645	159,645
Other current assets	7,980	7,980	7,117	7,117
Long-term non-trade receivable included in other assets	953	953	1,254	1,254
Restricted cash related to the acquisition of Prewett included in other assets	5,788	5,788	6,042	6,042
Derivative assets	1,099	1,099	—	—

GILDAN 2010 REPORT TO SHAREHOLDERS P.76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. FINANCIAL INSTRUMENTS (continued):
(a)	Financial instruments — carrying values and fair values (continued):

	2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$183,117	$183,117	$124,378	$124,378
Long-term debt — bearing interest at variable rates	—	—	3,876	3,876
Long-term debt — bearing interest at fixed rates	—	—	511	511
Derivative liabilities	3,088	3,088	—	—

Derivative assets and derivative liabilities consist of the fair values of forward foreign exchange contracts outstanding at October 3, 2010 and are included in other current assets, and accounts payable and accrued liabilities, respectively. The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable and the restricted cash included in other assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and forward foreign exchange contracts were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparty.
(b)	Financial expense (income), net:

	2010	2009	2008

Interest expense (i)	$436	$1,824	$7,223
Bank and other financial charges	1,392	1,039	946
Foreign exchange (gain) loss (ii)	(1,077)	(3,167)	1,071

	$751	$(304)	$9,240

(i)	Interest expense (income):

	2010	2009	2008

Interest expense on long-term debt	$88	$1,800	$7,422
Interest expense on short-term indebtedness	463	142	191
Interest income on held-for-trading financial assets	(132)	(103)	(413)
Interest income on loans and receivables	(80)	(80)	(80)
Other interest expense	97	65	103

	$436	$1,824	$7,223

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.
GILDAN 2010 REPORT TO SHAREHOLDERS P.77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
20. FINANCIAL INSTRUMENTS (continued):
(b)	Financial expense (income), net (continued):
(ii)	Foreign exchange (gain) loss:

	2010	2009	2008

(Gain) loss relating to financial assets and liabilities	$(1,154)	$(220)	$674
Loss (gain) relating to financial derivatives not designated as cash flow hedges, including amounts realized on contract maturity and changes in fair value of open positions	7	(82)	2,084

Foreign exchange (gain) loss relating to financial instruments	(1,147)	(302)	2,758
Other foreign exchange loss (gain)	70	(2,865)	(1,687)

	$(1,077)	$(3,167)	$1,071

(c)	Derivative instruments:

The Company has entered into forward foreign exchange contracts in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The forward foreign exchange contracts outstanding as at October 3, 2010 consisted primarily of contracts to sell or buy Euros, Australian dollars, Canadian dollars, and Pounds sterling in exchange for U.S. dollars.

The Company has also entered into forward fuel oil contracts in order to reduce the exposure of forecasted cash outflows that are affected by oil prices. The forward fuel oil contracts were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period as the hedged fuel oil affects net earnings. As at October 3, 2010 and October 4, 2009, there were no forward fuel oil contracts outstanding.

As at October 3, 2010, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

				Carrying and fair value			Maturity
	Notional				Accounts
	foreign				payable
	currency	Average	Notional	Other	and
	amount	exchange	U.S. $	current	accrued	0 to 6	7 to 12
October 3, 2010	equivalent	rate	equivalent	assets	liabilities	months	months

Forward foreign exchange contracts designated as cash flow hedges:
Sell AUD/Buy USD	7,908	0.8704	$6,883	$—	$(570)	$(334)	$(236)
Sell GBP/Buy USD	24,900	1.5443	38,454	—	(511)	(210)	(301)
Sell EUR/Buy USD	33,150	1.2964	42,977	—	(2,007)	(813)	(1,194)
Sell CAD/Buy USD	16,000	0.9938	15,900	393	—	393	—
Buy CAD/Sell USD	21,222	0.9330	19,800	706	—	368	338

			$124,014	$1,099	$(3,088)	$(596)	$(1,393)

As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy or sell foreign currencies through forward foreign exchange contracts.
GILDAN 2010 REPORT TO SHAREHOLDERS P.78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. CAPITAL DISCLOSURES:
The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.
The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.
The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (“EBITDA”), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The computations of net debt, cash in excess of total indebtedness and EBITDA as at October 3, 2010, October 4, 2009 and October 5, 2008 were as follows:

	2010	2009	2008

Current portion of long-term debt	$—	$2,803	$3,556
Long-term debt	—	1,584	49,448
Less: cash and cash equivalents	(258,442)	(99,732)	(12,357)

(Cash in excess of total indebtedness) net debt	$(258,442)	$(95,345)	$40,647

	For the last four quarters ended on
	October 3, 2010	October 4, 2009	October 5, 2008

Net earnings	$198,245	$95,329	$146,350
Restructuring and other charges	8,705	6,199	5,489
Depreciation and amortization	66,472	65,407	57,135
Variation of depreciation included in inventories	2,725	(2,437)	(957)
Interest, net	436	1,824	7,223
Income tax (recovery) expense	(1,904)	(5,786)	34,400
Non-controlling interest in consolidated joint venture	3,786	110	230

EBITDA	$278,465	$160,646	$249,870

Net debt to EBITDA ratio	n/a	n/a	0.2:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital. In the first quarter of fiscal 2008, the Company used its revolving credit facility to finance the acquisition of Prewett.
In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances.
GILDAN 2010 REPORT TO SHAREHOLDERS P.79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
21. CAPITAL DISCLOSURES (continued):
On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. The initial quarterly dividend of U.S. $0.075 per share will be paid on all issued and outstanding Common Shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the time of payment) will be paid for Common Shares listed on the Toronto Stock Exchange (the “TSX”). The initial dividend will be paid on March 18, 2011, rateably and proportionately to the holders of record on February 23, 2011, being the record date. The dividend policy will be reviewed annually by the Board of Directors.
The Company also announced the reinstatement of a normal course issuer bid to repurchase up to one million outstanding Common Shares of the Company on the TSX and the NYSE (the “NCIB”). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the Common Shares on the stock exchange on which the shares are purchased at the time of acquisition. Common Shares purchased under the NCIB will be cancelled.
The Company is not subject to any capital requirements imposed by a regulator.
22. SEGMENTED INFORMATION:
The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
(a)	Net sales by major product group:

	2010	2009	2008

Activewear and underwear	$1,084,953	$795,535	$957,061
Socks	226,510	242,784	292,650

	$1,311,463	$1,038,319	$1,249,711

(b)	Major customers and revenues by geographic area:
(i)	The Company has two customers accounting for at least 10% of total net sales:

	2010	2009	2008

Company A	21.0%	18.6%	23.1%
Company B	14.3%	15.5%	13.6%

(ii)	Net sales were derived from customers located in the following geographic areas:

	2010	2009	2008

United States	$1,154,776	$939,717	$1,125,961
Canada	54,160	35,134	56,353
Europe and other	102,527	63,468	67,397

	$1,311,463	$1,038,319	$1,249,711

GILDAN 2010 REPORT TO SHAREHOLDERS P.80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
22. SEGMENTED INFORMATION (continued):
(c)	Property, plant and equipment by geographic area are as follows:

	2010	2009

Honduras	$243,033	$211,267
Caribbean Basin	118,876	102,216
United States	81,555	65,347
Canada	10,051	13,252
Other	25,777	10,121

	$479,292	$402,203

(d)	Intangible assets by geographic area are as follows:

	2010	2009

Canada	$5,456	$8,959
United States	54,650	58,901
Honduras	907	766
Other	308	466

	$61,321	$69,092

(e)	Goodwill by geographic area is as follows:

	2010	2009

United States	$6,709	$6,709
Bangladesh	3,488	—

	$10,197	$6,709

23. COMPARATIVE FIGURES:
Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the 2009 net book value of computer software of $12.3 million, comprised of a cost of $25.4 million and accumulated amortization of $13.1 million from property, plant and equipment to intangible assets.
The Company also reclassified the 2009 future income tax assets of $7.9 million as an offset against future income tax liabilities.
GILDAN 2010 REPORT TO SHAREHOLDERS P.81

SHAREHOLDER INFORMATION

Stock Information
Toronto Stock Exchange
New York Stock Exchange
Symbol GIL

Gildan Corporate Office
600 de Maisonneuve Boulevard West
33rd Floor
Montreal, QC H3A 3J2
CANADA
Telephone: 514-735-2023 or
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildan.com

Stock Transfer Agent and Registrar
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
CANADA
Toll free: 1-800-564-6253
Toll free fax: 1-888-453-0330
E-mail: service@computershare.com
Gildan Investor Relations
Telephone: 514-343-8815 or
Toll free: 1-866-755-2023
E-mail: investors@gildan.com

Gildan Corporate Communications
Telephone: 514-343-8814 or
Toll free: 1-866-755-2023
E-mail: communications@gildan.com

Annual Meeting of Shareholders
Wednesday, February 9, 2011
At 11:00 AM E.S.T.
Centre Mont-Royal
Foyer Mont-Royal
2200 Mansfield
Montreal, QC H3A 3R8
CANADA

Auditors
KPMG LLP

GILDAN CORPORATE OFFICE
600 de Maisonneuve Boulevard West
33rd Floor
Montreal, QC H3A 3J2
CANADA
Telephone: 514-735-2023 or
Toll free: 1-866-755-2023
Fax: 514-735-6810
www.gildan.com
GILDAN INVESTOR RELATIONS
Telephone: 514-343-8815 or
Toll free: 1-866-755-2023
E-mail: investors@gildan
GILDAN CORPORATE
COMMUNICATIONS
Telephone: 514-343-8814 or
Toll free: 1-866-755-2023
E-mail: communications@gildan.com